UNITED STATED SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

h of February 2002

ADEN RESOURCES CORPORATION AND ALMADEN MINERALS LTD.
(Name of Registrant)

750 W Pender Street #1103, Vancouver, BC V6C 2T8

1. Order in the Supreme Court of British Columbia, dated: 12/28/01
2. Certificate of Amalgamation, Province of British Columbia, of Almaden Minerals Ltd., effective 02/01/02
3. Listing Application, Toronto Stock Exchange, dated: 02/06/02
4. News releases, dated: 02/07/02, 02/11/02, 02/12/02, 02/13/02, 02/20/02, 02/20/02
5. Annual Return, Northwest Territories, of ATW Resources Ltd., dated: 01/06/02

SEC MAIL RECEIVED MAR 01 2002 PROCESSING SECTION 352

PROCESSED
MAR 11 2002
THOMSON FINANCIAL

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Resources Corporation and Almaden Minerals Ltd.- SEC File No.0-28528
(Registrant)

Date February 26, 2002 By ______________________
James D. Poliquin, President/Director

NO. L012820
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

RE IN THE MATTER OF THE *COMPANY ACT*,
R.S.B.C. 1996 c. 62, SECTION 248 AND 249

AND

IN THE MATTER OF THE AMALGAMATION OF
FAIRFIELD MINERALS LTD. AND ALMADEN RESOURCES CORPORATION

ORDER

BEFORE THE HONOURABLE MR. JUSTICE SIGURDSON	)	FRIDAY, THE 28TH DAY OF DECEMBER, 2001.

THE APPLICATION of the petitioners, Fairfield Minerals Ltd. and Almaden Resources Corporation, coming on for hearing on this day at Vancouver, British Columbia; AND UPON HEARING William J. Worrall, Q.C., counsel for the Petitioners; AND UPON READING the Affidavits of Duane Poliquin sworn respectively December 21 and December 28, 2001; AND UPON it appearing that there are no creditors of the companies; AND UPON; being advised by counsel for the Petitioners Fairfield Minerals Ltd. and Almaden Resources Corporation, that this Court's consideration of the fairness of the amalgamation and the approval of the amalgamation will serve as a basis for the reliance by the amalgamated company upon an exemption from the registration provisions contained in section 3(a)(10) of the *United States Act of 1933,* as amended, with respect to the securities of the amalgamated company to be issued pursuant to the amalgamation; AND UPON consideration and finding that all the terms and conditions of the issuance of shares pursuant to the amalgamation are fair to the members of Fairfield Minerals Ltd. and Almaden Resources Corporation.

THIS COURT ORDERS that the amalgamation of Fairfield Minerals Ltd. and Almaden Resources Corporation is approved in accordance with the terms of an amalgamation agreement between the companies dated for reference August 1, 2001, which amalgamation agreement provides that the amalgamated company shall assume all the debts, liabilities and obligations of the amalgamating companies.

BY THE COURT

District Registrar

ENTERED

DEC 28 2001

VANCOUVER REGISTRY

VOL 839 FOL 1

NO. L012820
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE SUPREME COURT OF BRITISH COLUMBIA

RE IN THE MATTER OF THE *COMPANY ACT* , R.S.B.C. 1996, CHAPTER 62, SECTIONS 248 AND 249

AND

IN THE MATTER OF FAIRFIELD MINERALS LTD. AND ALMADEN RESOURCES CORPORATION

ORDER

WILLIAM J. WORRALL, Q.C. LAW CORPORATION
An Associate of Page Fraser & Associates
1700 -- 1185 West Georgia Street
Vancouver, BC V6E 4E6
Telephone: (604) 689-9356
Facsimile: (604) 689-7030
Attention: William J. Worrall, Q.C.
WJW/jcd

DUPLICATE

BRITISH COLUMBIA

NUMBER: 641366

CERTIFICATE OF AMALGAMATION

COMPANY ACT

I Hereby Certify that **Almaden Resources Corporation**, incorporation number 216879, and **Fairfield Minerals Ltd.**, incorporation number 284055, are amalgamated as one company under the name **ALMADEN MINERALS LTD.**

Issued under my hand at Victoria, British Columbia, on February 01, 2002

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

Listing application cover page

Provide a cover page

Logo of Applicant

Almaden Minerals Ltd.

Listing application table of contents

1.0 General Information

1.1 Legal name of Applicant

Almaden Minerals Ltd.

1.2 Head office address

1103 –750 West Pender Street
Vancouver, B.C. Canada
V6C 2T8
Telephone # (604) 669-3398
Facsimile # (604) 669-3308

1.3 Class(es) of securities to be listed

Common Shares

1.4 CUSIP number(s)

020283 10 7

1.5 North American Industrial Classification System (NAICS) Code

N/A

1.6 Current markets for all securities of Applicant

The Applicant proposed to list on the TSE. If that listing is granted it will be the sole market.

1.7 Jurisdictions in which the Applicant is a reporting issuer

British Columbia, Alberta and Ontario

1.8 History

Fairfield Minerals Ltd. ("Fairfield") was incorporated in British Columbia, Canada on October 23, 1984 and operates under the laws of the Province of British Columbia. Fairfield's common shares trade on the Toronto Stock Exchange under the symbol "FFD". Fairfield has 100,000,000 no par common shares authorized. At January 31, 2001, the end of the Company's most recent fiscal year, there were 8,243,181 common shares issued and outstanding. As of September 30, 2001, there were 8,243,181 common shares issued and outstanding.

Almaden Resources Corporation ("Resources") was incorporated in British Columbia, Canada on September 25, 1980 and operates under the laws of the Province of British Columbia. Resource's common shares trade on the Canadian Venture Exchange under the symbol "AMH". Resources has 100,000,000 no par common shares authorized. At December 31, 2000, the end of the Company's most recent fiscal year, there were 13,280,617 common shares issued and outstanding. As of October 31, 2001, there were 13,305,617 common shares issued and outstanding.

The Amalgamated Company (the Applicant) will be authorized to issue 100,000,000 common shares without par value.

2.0 Information about business

2.1 Description of business

The Applicant is engaged in the acquisition, exploration and when warranted, development of mineral properties. The Applicant has property interests in Canada, the United States, and Mexico. The Applicant's primary properties include the San Carlos copper, gold prospect in Mexico, the Tropico copper, platinum group elements and gold property in Mexico, the Elk gold, silver property in British Columbia, Canada which includes the Siwash Gold deposit, Yago (gold/silver property in Mexico consisting of the Tepic claim, 100% interest acquired by staking, an option to purchase the Guadalupe claim and option to purchase the Sagitario claim (subject to NSR) and La Sarda (100% interest in gold/silver property in Mexico) and Caballo Blanco (option to purchase 100% interest in gold/silver/copper property in Mexico subject to a sliding scale NSR royalty), Resources granted Fairfield an option to earn 51% of its interests and rights to the Yago/La Sarda properties.

In April 1998, Resources disposed of its 49% working interest in the La Trinidad Mine.

None of the Applicant's property interests are beyond advanced exploration stage. Presently there is no assurance that any of the Applicant's mining properties or prospects contain a commercially viable ore body (reserve) until further exploration work is done and final feasibility study based upon such work is concluded. The Applicant had total gold sales, net of transportation and smelter charges of $15,666,014 during Fiscal 1994 to Fiscal 1997 and $1,132,840 during Fiscal 2001.

2.2 Date of first public distribution

Resources first public offering was October 1986.
Fairfield's first public offering was June 1986.
The Applicant has not made a public distribution.

2.3 Fiscal year-end

Resources fiscal year-end is December 31.
Fairfield's fiscal year-end is January 31.
The Applicant's fiscal year-end will be December 31.

2.4 Date of most recent annual meeting

The Applicant's first annual meeting is scheduled to be on a date not later than 15 months from the amalgamation. Resources last annual meeting was held on June 28, 2001. Fairfield's last annual meeting was December 20, 2001.

2.5 Date and type of most recent financial report to securityholders

The last quarterly report of Resources was for the nine months ended September 30, 2001. The last quarterly report of Fairfield was for the nine month period ended October 31, 2001.

2.6 Dividends and other distributions

Neither the Applicant or the predecessor companies have declared or paid dividends.

2.7 Current policy on paying dividends or distributions

The policy of the Applicant will be, when appropriate, to pay dividends in accordance with the Articles of the Company and governing corporate law.

2.8 Officers and directors

Directors

Duane Poliquin, residing at 1987 Acadia Road, Vancouver, B.C. V6T 1R4, is a registered professional geological engineer with 39 years experience in mineral exploration. He gained international experience with major mining companies where he participated in several important mine discoveries. He was the President of Westley Mines Ltd. when that company discovered the Santa Fe gold deposit in Nevada. He has held executive positions with several junior resource companies over his career. Mr. Poliquin has been a Director, President and Chief Executive Officer of Fairfield since 1996. Mr. Poliquin also serves as President and Director of Resources. Mr Poliquin spends approximately two-thirds of his time on the affairs of Fairfield and Resources. Mr. Poliquin would be considered an insider director of the Applicant. The number of securities of the Applicant that Mr. Poliquin would hold directly or indirectly is 1,172,314 and the number of options would be 725,463.

James E. McInnes, residing at 1201 – 1835 Morton Avenue, Vancouver, B.C. V6G 1V3, is a retired lawyer and a geologist with 40 years experience in mineral exploration and mining law. He has held executive positions with several junior resource companies over his career. Mr. McInnes has been the Secretary and a Director of Fairfield since 1996. He was also the Chief Financial Officer from 1996 to March 1, 2001. Mr McInnes also serves as a Secretary and Director of Resources. He spends approximately two-fifth of his time on the affairs of the Fairfield and Resources. Mr. McInnes also serves as a director of several other junior resource companies. These companies, the market where listed and his respective positions are:

a. Seine River Resources Inc. (CDNX)- Director
b. Williams Creek Explorations Limited (CDNX) - President and Director
c. Horseshoe Gold Mining Inc. (CDNX) - President and Director
d. Dentonia Resources Ltd. (CDNX) - Secretary and Director

The number of securities of the Applicant that Mr. McInnes would hold directly or indirectly is 226,677 and the number of options would be 295,520.

Gerald G. Carlson Ph.D., P.Eng., residing at 1740 Orchard Way, West Vancouver, B.C. V7V 4E8, has been involved in mineral exploration and junior exploration company management for over 30 years. Mr. Carlson's educational background includes the following degrees: B.A. Sc. 1969 from the University of Toronto, M.Sc. 1974 from Michigan Technological University and Ph.D. 1978 from Dartmouth College. He is past President of ConSil Corp., and past Vice President, of Exploration for Dentonia Resources Ltd. Both positions included management of exploration activities in Mexico, and the Northwest Territories. He became President, Chief Executive Officer and a Director of La Teko Resources Ltd. on December 2, 1996, a position he held until the acquisition of La Teko by Kinross Gold Corporation in February 1999. He continues to serve as a member of the Board of Directors of Dentonia Resources Ltd., Fairfield Minerals Ltd., IMA Exploration Inc. and Orphan Boy Resources Inc. He is a past President of the B.C. and Yukon Chamber of Mines, a Director of the Prospectors and Developers Association of Canada, President of the Society of Economic Geologists Canada Foundation and a member of the Professional Engineers and Geoscientists of British Columbia, the Professional Engineers of the Yukon Territory and the Canadian Institute of Mining, Metallurgy & Petroleum. Mr. Carlson will be an independent director of the Applicant. Mr. Carlson is not currently holding shares but would be holding 50,000 options of the Applicant.

Joseph Montgomery Ph.D., P.Eng., residing at 2139 West 22nd Avenue, Vancouver, B.C. V6L 1L4, is a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of B.C. He has over 40 years experience in the mineral industry primarily as a consultant in base and precious metals, industrial metals and gemstones. He is President of Montgomery Consultants Ltd. and is on the Advisory Board of the Canadian Institute of Gemology. Mr. Montgomery has been a director of Fairfield since 2000. Mr. Montgomery also serves as a director of several other junior resource companies. These companies and the markets where listed are:

a. Canaco Mining Res. Inc. (CDNX)
b. Abitibi Mining Corp. (CDNX)
c. Sedex Mining Corp. (CDNX)
d. Trans Asia Inc. (CDNX)
e. Anglo Minerals Ltd. (CDNX)
f. Daren Industries Ltd. (CDNX)
g. Kingston Resources Ltd. (CDNX)
h. Better Resources Ltd. (CDNX)

Mr. Montgomery would be considered an independent director of the Applicant. Mr. Montgomery is not currently holding shares but would be holding 50,000 options of the Applicant.

John D. McCleary, residing at 101 – 2422 Erlton Street. S.W., Calgary, Alberta, T2S 3B6, is a registered professional geologist with 39 years experience in mineral exploration. He has held executive positions with several junior resource companies over his career and for several years was a Vice President of Dominion Securities Ltd. Mr. McCleary has been a director of Resources since 1991. Mr. McCleary also serves as the President and Director of Troymin Resources Ltd. Mr. McCleary would be considered an independent director of the Applicant. The number of securities of the Applicant that Mr. McCleary would hold directly or indirectly is 130,900 and the number of options would be 53,900.

Morgan Poliquin, M.Sc., P.Eng., residing at 423 – 5735 Hampton Place, Vancouver, B.C. V6T 2G8, is a registered professional geological engineer with 7 years experience in mineral exploration and is the son of Duane Poliquin, the President of both Fairfield and Resources. Morgan Poliquin has been a director of Resources since 1999. Morgan Poliquin also serves as a director of Williams Creek Explorations Limited and Welcome Opportunities Ltd. Morgan Poliquin would be considered an insider director of the Applicant. The number of securities of the Applicant that Morgan Poliquin would hold directly or indirectly is 306,593 and the number of options would be 421,900.

Officers

Duane Poliquin - President and Chief Executive Officer
James McInnes - Secretary

Dione Bitzer, Chief Financial Officer, residing at 2242 – 154th street, Surrey, B.C. V4A 4S7, is a Certified Management Accountant with 18 years accounting experience with junior exploration companies. She has held executive positions with several junior resource companies. Miss Bitzer was appointed Chief Financial Officer of Fairfield in March, 2001. Miss Bitzer spends approximately one-third of her time on the affairs of Fairfield. She also serves as an officer of several other junior resource companies. These companies and her respective positions are:

a. Williams Creek Explorations Limited (CDNX) - Secretary
b. St. Elias Mines Ltd. (CDNX) – CFO
c. Crosscreek Mining Corporation (non-reporting issuer)– Secretary and CFO

The number of securities of the Applicant that Miss Bitzer would hold directly or indirectly is 20,855 and the number of options would be 29,100.

2.9 Committees of the Board of Directors

List the committees of the Board of Directors. Describe the mandate of each committee and its composition.

Audit Committee is comprised of Duane Poliquin, Gerald Carlson and Joseph Montgomery. Corporate Governance Committee is comprised of James McInnes, John McCleary and Joseph Montgomery.

3.0 Information about securities

3.1.1 Securities Issued

The following information is dated as at: *(30/11/01)*

Securities to be listed

		A	B	A + B
Class of Security	Total number authorized	Total number issued[1]	Total authorized to be issued for a specific purpose. (The number of securities should correspond with the number of securities in 3.6.1)	Total to be listed
Common	100,000,000	17,123,006	2,759,533	19,882,539

3.1.2 Securities not to be listed

N/A

3.1.3. Securities acquired

N/A

3.2 Securities provisions

Common Shares only.

3.3 Securities sold for cash

Fairfield share issuance in past 5 years

year-ended January 31, 1997 – 180,000 shares for $324,000 cash (option exercise)
year-ended January 31, 1998 – none
year-ended January 31, 1999 – none
year-ended January 31, 2000 – none
year-ended January 31, 2001 – 1,000,000 shares for $433,700 cash, net of costs (private placement)

Resources share issuance in the past 5 years

year-ended December 31, 1996
– 672,000 shares for $899,100 cash (option exercise)
– 275,000 shares for $405,000 cash (purchase warrants exercise)
– 120,000 shares for $240,000 cash, net of costs (private placement)
– 620,000 shares for $1,894,100 cash, net of costs (private placement)
– 720,000 shares for $1,221,050 cash (option exercise)

---

1 The number of issued securities for each class of security to be listed should correspond to each of the following: the sum of the number of securities in items 3.3 and 3.4; the total issued capital in 3.7.1; and the total number of securities in 3.7.2.

year-ended December 31, 1997 – 60,000 shares for $109,300 cash (option exercise)
– 50,000 shares for $100,000 cash (purchase warrants exercise)
– 388,000 shares for $725,560 cash, net of costs (private placement)
– 296,000 shares for $1,013,371 cash, net of costs (private placement)

year-ended December 31, 1998 – 359,000 shares for $376,950 cash (purchase warrants exercise)

year-ended December 31, 1999 – 1,370,000 shares for $308,250 cash, net of costs (private placement)

year-ended December 31, 2000 – 100,000 shares for $35,000 cash (option exercise)
– 1,000,000 shares for $345,000 cash, net of costs (private Placement)
– 10,000 shares for $2,250 cash (purchase warrants exercise)

Class of security:

17,123,006 * shares issued on amalgamation.
*subject to minor adjustments resulting from shares on amalgamation being issued to nearest whole number..

3.4 Securities issued for consideration other than cash

Fairfield - Nil

Resources (Mineral Properties)

year-ended December 31, 1996 – 10,000 shares for $32,000
year-ended December 31, 1997 – 50,000 shares for $145,000
year-ended December 31, 1998 – 50,000 shares for $145,000
year-ended December 31, 1999 – 50,000 shares for $145,000
year-ended December 31, 2000 – 25,000 shares for $72,500

3.5 *Payments to promoters*

N/A

3.6 *Future issuances of securities*

3.6.1 Securities authorized for issuance for a specific purpose

Class of security:

Common Shares

Number authorized[2]	Purpose of authorization	Description of terms and conditions
735,000		Stock Options granted to directors, employees and consultants by Fairfield Minerals Ltd. On amalgamation become options to acquire shares of Applicant amalgamated company on a 1 for 1 basis.
1,330,562 (1,024,533 on amalgamation)		Stock Options granted to directors, employees and consultants by Almaden Resources Corporation. On amalgamation become option to acquire shares of the Applicant amalgamated company on the basis of .77 of a share of amalgamated company for each share of Almaden.
1,000,000		Proposed Stock Option Plan (see 3.6.2)
2,759,533(total)		

Stock Options previously granted by Fairfield and Almaden and which by the terms of the Amalgamation become options granted by the Applicant are <u>not</u> options granted under the plan, but are in addition to any options which may be granted under the plan.

3.6.2 Description of share compensation arrangements

The Plan will provide that the aggregate number of Common Shares proposed to be reserved for issuance under the Plan will not exceed 1,000,000 Common Shares.

Under the Plan, the option price must be calculated by the Board of Directors of the Applicant, Almaden Minerals Ltd. ("Minerals"), using the average of the daily high and low board lot trading prices of the Common Shares on the Exchange over the 5 days immediately preceding and including the date of grant, but shall not be lower than the closing price on the Exchange of Minerals Common Shares on the trading day immediately preceding the day on which the option is granted. An option must be exercised within a period of 5 years from the date of granting. Within this 5 year period, the Board of Directors of Minerals may determine the limitation period during which an option may be exercised. Any amendment to the Plan requires the approval of the Exchange and may require shareholder approval.

The Plan is subject to the approval of the Exchange and the approval of Mineral's shareholders. Under the policies of the Exchange, such approval must be given by "disinterested shareholder vote", being a majority of votes cast at the meeting other than vote attached to securities beneficially owed by insiders of Minerals to whom shares may be issued pursuant to such grants, and associates of such persons, if the grants of stock options to insiders of Minerals together with any other proposed stock options or stock option plans (among other things) involving the issuance or potential issuance of shares of Minerals to one or more employees, insiders of Minerals or any of its subsidiaries or any other person or company engaged to provide ongoing management or consulting services for Minerals or any entity controlled by Minerals, could result, at any time, in:

2 For example, include total number of shares which can be issued pursuant to outstanding warrants, convertible debentures, stock option plans, share purchase plans, conversion of another share class.

a) the number of shares reserved for issuance pursuant to stock options granted to insiders of Minerals exceeding 10% of the outstanding issue;

b) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

c) the issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the outstanding issue;

(collectively, the "Limitations").

The Plan does not contain the Limitations, accordingly, at the meeting, the shareholders of the predecessor companies approved the Plan by disinterested shareholder vote.

To the knowledge of Fairfield, 385,500 shares of Fairfield are beneficially owned by insiders (and their associates) of Fairfield to whom shares may be issued pursuant to grants by Minerals of stock options and, accordingly such shares so beneficially owned were not counted for purposes of approving the Plan.

To the knowledge of Resources, 1,802,507 shares of Resources are beneficially owned by insiders (and their associates) of Resources to whom shares may be issued pursuant to grants by Minerals of stock options and, accordingly such shares so beneficially owned were not counted for purposes of approving the Plan.

Stock Options previously granted by Fairfield and Resources and which by the terms of the Amalgamation become options granted by Minerals are not options granted under the Plan, but are in addition to any options which may be granted under the Plan.

No financial assistance will be given by the Applicant.

3.6.3 Potential issuances of securities

N/A

3.7 Distribution of securities

3.7.1 Issued capital

On the basis of the Share Exchange ratios, there will be a total of 17,123,006 common shares of the Amalgamated Company issued forthwith upon the effective date of the Amalgamation. No fractional share interests will be recognized and shares will be exchanged on the basis of the nearest lower whole number of shares.

To the knowledge of the Directors of the Amalgamating Companies and based on the present shareholdings in the Amalgamating Companies, no person or corporation of the Amalgamated Company will beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the outstanding voting securities of the Amalgamated Company.

Class of Security:

	Number Of securities	Percentage of Issued Capital
Freely tradable		
Held by public securityholders	15,265,667	89.2%
Held by officers or directors of the Applicant, or by persons or companies who beneficially own or control, directly or indirectly, more than a 10% voting position in the Applicant	1,857,339	10.8%
Total freely tradable (A)	17,123,006	100%
Not freely tradable (e.g., escrowed or pooled securities)[3] N/A		
Held by public securityholders		
Held by officers or directors of the Applicant, or by persons or companies who beneficially own or control, directly or indirectly, more than a 10% voting position in the Applicant		
Total not freely tradable (B)		
Total issued capital (A+B)[6]	17,123,006	100%

3.7.2 Registered securityholders

Based on the security holders register of the predecessor companies, the following would be the security holders of the Applicant.

Class of security

Size of holding	Number of holders	Total number of securities
1 - 99 securities	20	899
100 - 499 securities	58	16,600
500 - 999 securities	60	44,824
1,000 - 1,999 securities	39	52,884
2,000 - 2,999 securities	10	24,372
3,000 - 3,999 securities	10	34,410
4,000 - 4,999 securities	4	17,240
5,000 or more securities	31	18,297,277
Total	232	18,488,506

*This figure is prior to the cancellation under the Amalgamation Agreement of 1,365,500 shares of Fairfield Minerals Ltd. held by Almaden Resources Corporation.

3.7.3 Non-registered securityholders

Applicants with less than 300 public registered board lot holders must provide written confirmations from registered holders, or their nominees, verifying that they hold freely tradable securities on behalf of a sufficient number of clients to meet the 300 public board lot holder requirement.

See attached

3 The number of securities not freely tradable equals the total number of securities subject to escrow, pooling agreements or other hold periods as of the date of this application as listed in item 3.10.

6 This number should agree with the figure reported in Section 3.1.1 and the Applicant's registered securityholders' list.

Class of security:
Size of board lot[7]:

Name of registered holder	Number of separate, beneficial public board lot holders

3.8 Largest registered securityholders

For each class of security to be listed, provide the following information for each of the 10 largest registered securityholders:

Class of security:

Name and address of securityholder	Beneficial owner(s) *(if not known, state here)*	Number of securities held in escrow	Total number of securities held	Percentage of issued securities of this class
CDS & Co (NCI) c/o CDS Ltd. PO Box 1038 Stn "A" 25 The Espla Toronto, ON M5W 1G5	Unknown	N/A	13,084,140	74.8%
Cede & Co. Box 20 Bowling Green Station New York USA 10004	Unknown	N/A	4,145,624	23.7%
Edward Trewin 622 Stratton Terrace SW Calgary, AB T3H 1M6	Unknown	N/A	167,475	.095%
Ed Trewin 1430 Monenco Place 801 6 Ave, SW Calgary, AB T2P 3W2	Unknown	N/A	142,500	.081%
Duane Poliquin 700 West Georgia Street, Suite 1420 Vancouver, B.C. V7Y 1B6		N/A	125,000	.071
Hawk Mountain Resources Ltd. 16876 26th Avenue Surrey, B.C. V4B 5E7	Unknown	N/A	103,950	.059%
James E. McInnes 1835 Morton Ave Suite 1201 Vancouver, B.C. V6G 1V3		N/A	77,000	.044%

7 A board lot for securities trading between $0.10 and $0.99 per security is 500 securities. A board lot for securities trading at $1.00 or more is 100 securities.

Edward A. Balon 750 West Pender St. Suite 1103 Vancouver, B.C. V6C 2T8	N/A	60,000	.034%
Laredo Investments Ltd. 1835 Morton Avenue Suite 1201 Vancouver, B.C. V6G 1V3	N/A	57,550	.032%

3.9 Significant beneficial securityholders

Class of security:

Beneficial owner and address	Nominee account (if applicable)	Number of securities	Percentage of issued securities of this class
Welcome Opportunities Ltd.	N/A	1,770,000	10.1%
Societe General (Banlaga & Co.) (Roycen & Co.)	N/A	1,716,000	9.8%
Exploration Capital Partners Limited Partnership	N/A	334,950	1.95

(Information is as to subscription in predecessor companies. Confirmation as to current beneficial holdings is being sough).

3.10 *Securities not freely tradable*

N/A

3.11 Securityholders with a 10% interest in pooled or escrowed securities

N/A

4.0 Holdings and Activities

4.1 Subsidiaries

The Applicant has five wholly-owned subsidiaries that were formed to hold properties in their respective jurisdictions:

Compania Minera Zapata, S.A. de C.V., incorporated under the laws of Mexico on February 26, 1998, holding the following property interests:

San Carlos – Mexico (consists of 100% interest in the San Carlos concession, 90% interest in the San Jose concession subject to a 2% NSR and an option to acquire 100% interest in the Begonia concession subject to a sliding scale NSR from 2.5% to 1.0%, all three concessions subject to a 60% earn in right by a third party)

Tropico - Mexico (100% interest subject to a 2-1/4% NSR and a 60% earn in right by a third party).

El Realito - Mexico (100% interest).

Fairfield Alaska Ltd., incorporated in Alaska, USA on January 15, 1999, holding the following property interest:

Shawnee – Alaska (100% interest)

Minera Gavilan, S.A. de C.V., incorporated under the laws of Mexico on September 17, 1996, holding the following property interests:

Caballo Blanco - Mexico (option to purchase 100% subject to a sliding scale NSR royalty)

Yago - Mexico (consists of the Tepic claim (100% interest), Guadalupe (option to purchase 100%), Sagitario (option to purchase 100%, subject to NSR).

La Sarda - Mexico (100% interest) (Resources granted Fairfield Minerals Ltd. an option to earn 51% of its interests and rights to the Yago/La Sarda properties).

Erika - Mexico (100% interest)

El Encuentro - Mexico (right to earn 100% of three of five concessions comprising the El Encuentro property, subject to NSR).

Almaden de Mexico, S.A. de C.V., incorporated under the laws of Mexico on November 10, 1992, holding the following property interests:

La Trinidad - Mexico (NSR royalty).

El Encuentro - Mexico (right to earn 100% of two of five concessions comprising the El Encuentro property, subjest to NSR).

Republic Resources Ltd., incorporated in British Columbia on October 2, 1987, holding the following property interest:

Prospector Mountain - Yukon (75% interest)

Resources owns a 40% interest in ATW Resources Ltd. ("ATW"), a company incorporated on January 6, 1993 in the Northwest Territories, Canada. ATW holds a 75% interest in the Lac De Gras Diamond Property located in the Northwest Territories. The Company's has a 30% ownership of the ATW property through its 40% interest in ATW. ATW is completing a joint venture agreement with Aber Diamond Corporation and SoutherEra Resources Ltd. for exploration and development of the ATW claims. The initial interests will be: ATW Resources Ltd.-75%, Aber Diamond Corporation-15% and SouthernEra Resources Ltd.-10%. In the event that diamonds are discovered in economic quantities on the property, ATW has agreed to use reasonable efforts to take ATW public and to issue to the major partner 9.9% of the equity of ATW after its reorganization.

4.2 Investments in securities of other companies

N/A

4.3 Properties

N/A

4.4 Research and development companies

N/A

4.5 Mining Properties

Properties of Fairfield Minerals Ltd. (in this part, the "Company")

The Elk Property – British Columbia

The Elk Property, located in south central British Columbia, contains a high grade quartz vein hosted gold deposit that has produced over 50,000 ounces of gold from open pit and underground workings. A significant resource with good potential for expansion has been defined by drilling and bulk sampling.

Location and Access

The Elk Property consists of 82 contiguous mineral claims comprising 491 units plus a 6 unit mining lease located 40 kilometres west of Peachland, British Columbia in the Similkameen Mining Division. The claims cover forested, gently rolling hills with fair to poor bedrock exposure. The property is accessible by paved highway, 50 kilometres west of Westbank or 50 kilometres east from the town of Merritt.

Option to Acquire Interest

Initial staking was undertaken in November 1986 with additions in 1987, 1988 and 1989. A block comprising 72 units located in the southern property area was optioned in October 1988 and is subject to a 1% NSR. The Siwash North mining lease was issued in September 1992 in preparation for bulk sampling and development. Claim acquisition and subsequent work were conducted by Cordilleran Engineering Ltd. for Fairfield Minerals Ltd. until April 1995 when Fairfield assumed operations. The claims are 100% owned by Fairfield Minerals Ltd.

Infrastructure

All major services and labour can be found in Merritt or Westbank, towns accessible by four lane highway to the east and west of the property. There is good road access throughout most of the property by logging roads and a major highway (97C) crosses the northern claims. Two phase power is available at the highway 2km north of the mine site. A gas station, motel and restaurant are located at the highway access on the northern claims. Cell phone and radio phone communications are available from the mine site.

Geology and Mineral Deposits

Gold-silver mineralization on the Elk Property is hosted by pyritiferous quartz veins cutting granodiortie and quartz monzonite of the Jurassic Osprey Lake intrusions and Triassic Nicola volcanics. The late Cretaceous to Tertiary mineralized veins trend northeasterly and are thought to be related to Otter Lake quartz feldspar porphyry stocks. To date, mineralization has been located in seven areas of the Elk property: Siwash North (SN), South Showing, Discovery Showing, Lake Zone, End Zone, Great Wall Zone, Elusive Creek, Gold Creek West, and the WD Zone.

History and Recent Work

The Elk property includes the Siwash Gold Mine which, between 1992 and 1994, has produced 51,460 ounces of gold at an average grade of 2.78 oz/t from open pit and underground operations.

Work conducted on the property from 1986 to 1991 consisted of geological mapping, prospecting, linecutting, soil sampling, geophysics, excavator trenching (8.69 km), diamond drilling (111 holes, 12,524 m) and road construction.

During 1992, a bulk sample was extracted from an open pit on the SN vein system in the Siwash North area. It totaled 2240 tons grading 4.016 ounces/ton gold. A total of 70 reverse circulation holes were drilled to confirm the vein grade and continuity in the 1993 pit expansion area. The ore was shipped to the Noranda smelter in Rouyn, Quebec in November.

In 1993, bulk sampling from the open pit continued with the extraction of 3733 tons of mineralized material grading 3.080 oz/t gold. A 3.5 by 3.0 metre decline was collared at the 1628m elevation in June and reached the 1570m elevation in October. Test mining stopes were excavated at the 1611 and 1570 levels. Ore from the open pit and underground operations was shipped through the summer and fall to the Asarco smelter in Helena Montana. Eleven reverse circulation holes were drilled to the south of the open pit to provide closer spaced data for the planning of the 1994 open pit expansion.

In 1994, the Company received a mining permit, the open pit was expanded to a total size of 458,000 cubic metres and 10,119 tons of ore grading 2.669 oz/ton gold were extracted. Ledcor Industries of Vancouver, B.C. was contracted to carry out the open pit excavation under the supervision of Cordilleran Engineering Ltd. The ore was crushed to minus 6 inches and was shipped to the Asarco Smelter in Helena Montana. Fairfield received credits for gold, silver and silica. An underground drill program was carried out at ten to twenty metre centres for a total of 2419 metres in 84 NQ holes to help define underground mineable shoots.

During 1995 underground development was completed to the 1511m elevation and longhole and shrinkage mining tests were carried out with shrinkage proving to be the more applicable method. An underground drill program comprising 217 NQ holes at ten metres centres for a total of 7612 metres was undertaken to fully test the area accessible by the existing underground development. Ninety eight surface NQ diamond drill holes tested the areas beyond the reach of the decline and other targets on the claim group for a total of 4645m. Including all previous drilling, an area of about 340m by 150m had been tested at a hole spacing of less than 20m. Surface diamond drilling totaling 6946.34 metres in 88 holes was completed on the Siwash mining lease during 1996. Detailed drilling on the SN vein system 200 metres east of the existing pit defined continuity of structure and grade sufficient to plan the proposed Phase 5.5 open pit. Five holes were drilled in the Deep B area down dip from the existing underground development and increased the inferred resource in this area to 12,200 tons at a grade of 2.925 oz/t. A new vein located 150 metres north of the SN vein, known as the WD zone was outlined by 25 holes over a strike length of 440 metres and added 6000 tons of mineralized material at 3.049 oz/t Au to the property inventory. A soil geochemistry anomaly in the Gold Creek West area was tested with five drill holes and another vein was defined over a strike length of 160 metres with grades up to 0.574 oz/ton of gold over one foot.

Limited prospecting, environmental monitoring and reclamation was done on the Elk Property between 1997 and 1999.

During August 2000, Fairfield completed a twelve-hole 1400-metre drill program on the property which targeted three gold bearing quartz vein systems in the Siwash Mine area. Four holes were drilled to test vein and gold shoot continuity to the east and west of the WD mineralized area. The two parallel veins, WDa and WDb, were intersected at their projected locations five to ten metres apart as in previous drilling. The inferred resource contained in the WD zone was increased to 23,263 tons at a gold grade of 1.252 oz/t. Three holes were drilled on the east side of the proposed Phase 5.5 open pit area in order to increase the sample density to less than 25 metres. A measured resource of 10,146 tons at a grade of 1.422 oz/t gold was calculated for the pit area. Five holes were drilled in the Gold Creek West area located approximately 500m southwest of the open pit, to determine vein continuity to the east and west of the 1996 drilling. The vein structure was intersected in all holes and potential for intersecting a high grade shoot remains good.

Prospecting in a new logging clearcut one kilometre to the east of the mine area resulted in the discovery of two northeast trending structures coincident with anomalous gold soil values.

Resource and Reserve Estimates

The most recent estimate of contained gold in the Siwash Mine area was calculated on completion of the 2000 drill program and is summarized in the table below. The SN vein system immediately south and east of the existing pit drilled at a spacing of 10 to 20 metres which has had mine plans and feasibility studies applied has been included the Probable Reserve category. The site of a proposed open pit 200 metres east of the existing pit has been drilled at 20 to 30 metre spacing and has had pit designs applied, was placed in the Measured Resource category. The SN vein system and the WD vein drilled at 30 to 50 metre spacing with two or more adjacent drill intercepts with values greater than 14.5 gram metres were included in the Inferred Resource category. All contained mineralization calculations were done by Fairfield personnel.

2000 SIWASH NORTH CONTAINED GOLD SUMMARY

	Tonnes	Au gm/t	Au gm	Tons	Au oz/t	Au oz
INFERRED RESOURCE	71311	42.99	3064967	78606	1.254	98552
MEASURED RESOURCE	10565	47.05	496978	11646	1.372	15980
PROBABLE RESERVE	29838	28.59	853073	32890	0.834	27430
TOTAL	111714	39.53	4415018	123142	1.153	141962

Planned Work Program

A three stage program has been proposed for the Elk property to expand the known resource in the Deep B shoot located to the south of the present underground development, to test for shoot extensions of the WD zone and to define a high grade shoot in the Gold Creek West vein. Two holes are also planned to determine if the Bullion Creek structure hosts a mineralized vein system.

ELK PROPERTY PROPOSED PROGRAM

	Program	Number Drill Holes	Metres Drilled	Cost
Phase I	WD, Deep B, GCW	9	1950	$168,300
Phase II	Deep B, GCW, Bullion Crk	21	4925	$393,000
Phase III	Deep B	9	2717	$220,800
Total		39	9592	$782,100

4.5.1 All mineral properties

Properties of Fairfield Minerals Ltd. (in this part, the "Company")

The Company has five principal properties located in Mexico and Canada. The San Carlos copper, gold prospect in Mexico (consists of 100% interest in the San Carlos concession, 90% interest in the San Jose concession subject to a 2% NSR and an option to acquire 100% interest in the Begonia concession subject to a sliding scale NSR from 2.5% to 1.0%, all subject to a 60% earn in right by Aurcana Corporation.), the Tropico copper, platinum group elements and gold property in Mexico (100% interest subject to a 2 ¼% NSR and a 60% earn in right by Santoy Resources Ltd.), the Yago gold, silver property in Mexico (option to acquire 51% interest from Almaden Resources Corporation) and the Elk, British Columbia, Canada gold, silver property which includes the Siwash Gold deposit (100% interest).

The Company also has the following secondary property holdings: MOR (100% interest), RAM (100% interest subject to a 70% earn in right by Ross River Gold Ltd.), Meister River (100% interest), Logan (40% net carried interest to production), Goz Creek (100% interest), Tim (100%

interest), Cabin Lake (100% interest), Caribou Creek (100% interest), all located in the Yukon Territories, Canada, Shawnee located in Alaska, USA (100% interest), Veta located in Nevada, USA (50% interest), Dill located In British Columbia, Canada (100% interest), and El Realito (100% interest) and Galeana (option to earn 100% interest), both located in Mexico.

The San Carlos Prospect - Mexico

The San Carlos Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

The San Carlos Prospect consists of the San Carlos, San Jose and Begonia group of claims.

This project is located in the State of Tamaulipas in Mexico.

Option to Acquire Interest

The Company and its wholly owned Mexican subsidiary, Compania Minera Zapata S.A. de C.V., control the San Carlos, San Jose and Begonia group of claims. The San Carlos claim was acquired by staking, and a 100% interest in the San Jose claim, subject to a 2% NSR, was acquired with Aurcana Corporation. On February 1st, 2001 the Company announced that it had completed an agreement with a Mexican family to acquire the Begonia group of claims, which total 97 hectares and are internal to the San Carlos and San Jose claims. Terms of the agreement provide for a purchase price of $US one million over six years subject to a sliding scale NSR royalty of from 2.5% to 1.5% depending on the rate of production. On January 31, 2001, the Company entered into an agreement with Aurcana Corporation ("Aurcana") whereby Aurcana can earn up to a 60% interest in the entire 11,189.53 hectare San Carlos project, Mexico, including the Begonia group of claims.

Aurcana can earn an initial 50% interest by:

Upon signing making a cash payment of US$50,000.00, and issuing 100,000 shares of Aurcana; completing expenditures of US$2,000,000 on or before January 1, 2007, with the minimum expenditure for 2001 being US$100,000; and issuing an additional 100,000 shares of Aurcana on each of July 1, 2001, January 2, 2002, 2003, 2004 and 2005.

In addition, Aurcana has a one time option to increase their interest to 60% by incurring additional expenditures of US$2,000,000 by January 2, 2009.

Aurcana earned a 10% interest in the San Jose Concession by making the US$50,000 payment to the Company.

Expenditures to Date

As at January 31, 2001, the Company had incurred $565,851 in acquisition and exploration costs on the prospect.

Location, Access and Climate

The prospect is located in the state of Tamaulipas, which is in the north-eastern part of Mexico. The town of San Carlos is located roughly in the center of the San Carlos claim block. San Carlos is connected by paved road, and is about 100 kilometers north of the capital of Tamaulipas, Ciudad Victoria. The town of Linares, Nuevo Leon is located approximately 80 kilometers northwest of San Carlos. Intermediate to San Carlos and Linares, and connected by an all season dirt road is the mining district of San Jose.

The climate is arid and hot. During the summer months temperatures can average greater than 35 degrees centigrade. The duration and timing of the summer rainy season varies considerably;

however, rains generally are expected during the months of June, July and August.

The town of San Carlos is approximately a three and one half hour drive from Monterrey which is a major industrial city with a population of about three million people. Ciudad Victoria and Linares are both about a one and one half hour drive from San Carlos and have populations of over 100,000 people. All necessary supplies can be purchased at these towns and labor is abundant.

History and Recent Work

Accurate historic data is difficult to find, however, it appears that up until 1911 copper-gold mining did occur. Several attempts were made to establish production on a small scale as recently as 1950. The Company was attracted to this area following a review by management of the literature on alkalic rocks in eastern Mexico. The literature indicated that the igneous rocks are alkalic in composition. This is of interest because many large copper-gold deposits are associated with these types of rocks. The literature also described a skarn zone up to five hundred metres wide. A gold-copper deposit in a skarn zone this size could be very significant.

Prospecting and stream sediment sampling were undertaken in May 1998 and February 1999 by Fairfield's personnel. An airborne magnetometer-electro-magnetic survey was carried out over the entire claim block in April 1999 by Terraquest Ltd. of Mississauga, Ontario. In June 2000 a baseline was cut for geochemical surveying. Assaying and analysis was carried out by Acme Analytical Labs of Vancouver, Canada.

The San Jose area represents the most advanced area, being the site of an historic mining camp that was active during the late 1800's and early 1900's. Production from this area was from a number of high-grade copper-gold skarn orebodies. An indication of the high grade nature of these skarn bodies comes from records of 4,067 tons of direct shipping ore that averaged 4.02% copper (Cu) and 11.24 grams/ton gold (Au). The high grade skarn zones appear to have great potential for developing additional resources, with all the previous work apparently limited to 100 metres or less in depth and several of the deposits remaining open along strike. Of equal interest is the possibility of developing a large porphyry copper-gold deposit in the altered intrusive complex, which has intruded into the limestone units that host the high-grade skarn mineralisation. A preliminary prospecting and mapping program has confirmed the presence of widespread porphyry style alteration, and copper-gold mineralisation in the multi-phase intrusive complex.

Aurcana plans to initiate a field program comprised of detailed geological mapping and rock sampling along with a grid controlled soil geochemical survey and ground magnetics survey over the San Jose area. The objective is to better define targets for both high-grade copper-gold skarn and porphyry types of mineralisation that will lead to a follow-up diamond drill program.

A second area of interest, the Magnum zone, located 15 kilometres south of the San Jose mining camp is a large area defined by an airborne magnetic anomaly, and a number of stream silt samples strongly anomalous in copper and gold from the creeks draining this area. Follow-up geologic mapping and prospecting has identified skarn boulders and large areas of outcropping gabbro and pyroxenite. Further prospecting and sampling will be initiated in order to locate the source of these extensive anomalies.

Little is known about the third area of interest on the property, the El Jatero zone, where Fairfield work identified an interesting gold stream sediment anomaly, located roughly 15 km east of the Magnum zone. The anomalous streams appear to drain an area of highly clay altered intrusive rocks, and follow-up mapping and prospecting will focus on the epithermal gold potential of this target.

Geology and Mineralization

Extrusive and intrusive rocks in the San Carlos area are interpreted to represent the erosional remnant of a denuded shield volcano. The volcanic rocks have been recognized along the margins of a major intrusive complex, and the intrusives are thought to represent shallowly emplaced magmas. The San Jose area is cored by a strongly fractured quartz-microdiorite. To the south of the San Jose area both calc-alkaline and alkaline intrusives occur and have been cut by lamprophyre and phonolite dykes.

Several styles of mineralization are known in the San Carlos district. Significant manto and vein silver-lead-zinc orebodies hosted in limestone were exploited in the 18th century east of the San Jose district at San Nicolas. These orebodies were very important at that time and at one point the town of San Nicolas reportedly had a population of over 10,000. Several grab samples were taken from dump material and exposures in workings. Most of these showings are held by others but are proximal to the San Carlos claim group.

Mineralization in the San Jose district is closely related to intrusive rocks. Copper sulphides and gold are associated with calc-silicate minerals and magnetite that have replaced the limestone country rock. Copper sulphides and gold are also associated with extensive K-silicate alteration and veining within the intrusive body.

Infrastructure

There is currently no infrastructure on the prospect.

Exploration Results

Stream sediment sampling and prospecting were carried out in two campaigns over the Sierra Chiquita range.

Planned Work Program – Fiscal 2002, Ending January 31, 2002

Aurcana Corporation has informed the company that it plans a program of geologic mapping and soil and rock chip sampling, with a focus on the San Jose area, to commence in the autumn of 2001.

The Tropico Prospect - Mexico

The Tropico Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The Company, through its wholly owned Mexican subsidiary, acquired the Tropico Prospect from BHP Minerals for a small cost consideration and a 2¼% net smelter royalty.

In June 1999, the Company optioned the prospect to Santoy Resources Ltd. ("Santoy"), #900–475 Howe Street, Vancouver, B.C. V6C 2B3, tel: (604) 669-4799, on terms whereby Santoy has an option to acquire a 50 interest in the claims. By the terms of the option agreement, Santoy must spend $150,000 on exploration costs before June 2000 and issue 100,000 common shares to the Company which conditions have been met. To earn its 50% interest, Santoy will be required to fund an additional $350,000 over a two year period and issue a further 100,000 common shares. Upon earning a 50% interest, Santoy can increase the interest to 60% with additional exploration expenditures of $500,000.

Santoy has entered into an Option and Joint Venture Agreement with Sumitomo Metal Mining Company ("Sumitomo") under which Sumitomo can earn a 51% interest in the property by expending over 3 years, $3 Million (U.S.) of which not less than $600,000 (U.S.) is to be expended by March 31, 2002. Sumitomo can increase its interest in the property by:

completing and funding a bankable Feasibility Study;
arranging 100% of all project financing including all financing of the project for minority interest holders including the company;
providing a project completion guarantee.

If Sumitomo exercises its option in full, the company will have a 12% interest in the property financed through to production.

Expenditures to Date

As at January 31, 2001, the Company had incurred (net of recoveries) $109,887 in acquisition and exploration costs on the prospect with all future expenditures now being made by Santoy as long as the option agreement is in effect.

Location and Access

The Tropico Prospect is located twenty one kilometers north of Mazatlan, Sinaloa, Mexico and may be accessed via Highway 15 from Mazatlan. Several other paved and unpaved roads provide access to various parts of the prospect from Highway 15. The center of the prospect is approximately latitude 23 degrees 27 minutes North and longitude 106 degrees 27 minutes West.

History and Recent Work

There has been limited historic mining for copper and gold as evidenced by numerous pits and diggings in the area. Consejo Recursos Minerales (CRM), the Mexican government mining company, mapped the Marmol quadrangle and carried out soil geochemical and geophysical surveys in the San Pablo area located on the southern margin of the Tropico mining concession after claiming it in 1993. However CRM has not published the results of their exploration work.

Since 1996, Minera BHP (BHP) carried out reconnaissance geological mapping at a scale of 1:250,000, photo interpretation and petrographic studies. This work was followed by more detailed geological mapping at 1:25,000. Mapping revealed copper mineralization associated with a layered mafic plutonic sequence. Selected samples were analyzed for platinum group elements with significant anomalous results. A stream sediment survey was carried out over the entire concession area resulting in the identification of additional areas of potential.

In 1998, the Company's Mexican subsidiary, Compania Minera Zapata, S.A. de C.V. acquired the Tropico and Tropico 2 mining concessions from BHP. The Company carried out limited check sampling of mineral showings which returned anomalous values in copper, silver, gold, platinum and palladium. Santoy also completed check sampling confirming the presence of anomalous platinum, palladium, gold and copper values. Subsequently, the Company completed four reverse circulation drill holes in an initial test of areas underlain by anomalous copper-gold-platinum-palladium mineralization hosted in a mafic igneous complex.

In July 2000 the parties agreed that the Maricela and Tarantula II claims which were acquired by Santoy be included in the agreement. The claims total 2,067 hectares and adjoin the Tropico prospect to the south.

In June 2001, the Company announced positive analytical results from a 1,500 metre trenching program carried out by Santoy on the Tropico Project.

The trenching program was very successful in exposing variably weathered bedrock and confirms the presence of significant widths of platinum (Pt), palladium (Pd), gold (Au), and copper (Cu) mineralisation. Trenching was carried out in the Maricela area, one of eight targets identified on the large Tropico Project. The objective of the trenching program was to expose bedrock associated with a 1,600 metre by 500 metre soil anomaly defined by strong values up to 14,600 ppm (1.46%) Cu; 1,180 ppb (1.18 g/t) Pd; 350 ppb (0.35 g/t) Pt and 280 ppb (0.28 g/t) Au.

The widespread copper PGE and gold values intersected in trenches 1 and 4 confirm the potential for a large bulk-tonnage deposit. Mineralisation is widespread and comprised of disseminated chalcopyrite and bornite present within pyroxenites, tremolite altered pyroxenites and mixed pyroxenites and gabbro zones. The weighted average of the significant values obtained from the 793 metres tabulated above is 0.54% Cu and 0.69 g/t
PGE+Au (0.22 g/t Pt, 0.29 g/t Pd and 0.18 g/t Au) in 12 trenches.

The only historical drilling in proximity to the target was in 1998 and consisted of two reverse circulation (RC) holes. One RC hole (RC1) was drilled from near the south end of Trench 8, to the southwest and away from the soil geochemical anomaly. This hole intersected 0.24% Cu and 0.07 g/t Au from 0 to 36 metres and 0.14% Cu and 0.06 g/t Au from 36 to 117 metres. The second hole (RC2) was drilled further to the southwest away from the soil anomaly as a vertical hole, which returned no significant mineralisation. The drilling is thought to have been designed to test geophysical anomalies. These values are comparable to the applicable values in the trench and rubble sampling in the vicinity of the drill holes, suggesting that the values in mineralised rocks intersected in trenching have potential to persist to depth.

Geology and Mineralization

The Tropico Prospect is underlain by a Jurassic-Cretaceous layered mafic igneous complex that intrudes a late Paleozoic basement. The mafic complex is in turn cut by Late Cretaceous-Early Tertiary, diorite that may be the earliest phase of the Sinaloa batholith. Oligocene volcanic rocks and younger thin alluvium cover much of the area, limiting exposures of older rocks to small outcrop areas on hill tops.

The large mafic igneous complex hosts two main types of mineralization; primary copper sulphide minerals and pyrite with associated gold, platinum and palladium values, and secondary copper mineralization developed by oxidation and weathering of the primary sulfide minerals.

Due to limited outcrop exposure, the thickness of the mineralized zones is unknown. Limited reverse circulation drilling data indicates that individual zones of mineralization range up to 21 meters in thickness and extend to depths of at least 70 meters. It should be noted that the intersections may not represent true thickness since more drilling is required to define dimensions of the mineralized zones.

Four reverse-circulation drill holes were completed in the Cerro Capule and Santa Fe areas and provided an initial test of mineral potential of the mafic igneous complex. Environmental regulations only allowed for drilling from existing roads without further filings so several sites with known mineralization were not tested.

The Maricela and Tarantule II claims are underlain by the same mafic intrusive complex that Santoy has been exploring on the adjoining Tropico prospect. Results from previous geological mapping and chip sampling, along with grid soil geochemistry and geophysical surveying have outlined a one kilometre wide copper-goldsilver mineralized pyroxenite unit that can be traced for a strike length of 2.5 kilometres. Grid soil sampling returned anomalous copper soil values over an east-west distance of 1,600 metres and over a width of 300 metres. A strong Induced Polarization geophysical anomaly is coincident with a 950 metre long section of the copper geochemistry anomaly.

Infrastructure

All major services are found in Mazatlan, a major city located twenty kilometers to the south of the prospect. Labor is available in local towns and villages. There is good road access throughout most of the area and a major highway (Number 15) crosses the western part of the prospect and major powerlines also cross the western and eastern portions of the prospect. A local powerline network supplies electricity to villages within the area.

Drilling Results

Four reverse circulation drill holes totaling 1980 feet were drilledin 1998 in two separate areas of economic interest known as Santa Fe and Cerro Capule. Five foot sample intervals for the entire length of the holes were collected and submitted for preparation to the Chemex Lab in Guadalajara, Mexico, then shipped to Vancouver, British Columbia for thirty two element analyses by ICP methods. Gold, platinum and palladium metals were extracted by fire assay and analyzed by ICP methods. Weakly anomalous gold, platinum and paladium values were returned from sampling. Copper values up to 0.5% over 9m were intersected in hole TR-1.

Planned Work Program – Fiscal 2002, Ending January 31, 2002

The Company has no current work program planned with all work currently being done by Santoy who are earning their interest in the prospect.

The Yago Prospect - Mexico

The Yago Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

In March 2000, the Company entered into an agreement with Almaden Resources Corporation ("Almaden"), #1103-750 West Pender Street, Vancouver, B.C. V6C 2T8, where the Company can earn 51% of Almaden's interests and rights to the prospect by spending $300,000 on an initial drill program and by incurring $2,000,000 in aggregate exploration expenditures and making all prospect payments due during its earn-in period, after which a joint venture will commence with the Company as operator.

Expenditures to Date

As of January 31, 2001, the Company had incurred $593,608 in acquisition and exploration costs on the prospect.

Location and Access

The Yago Prospect is located in the state of Nayarit, on the Pacific Coast of Mexico. The claims encompass the town of Yago, which is located by paved road approximately seven kilometers from Highway 15, which is the major thoroughfare from the United States to Mexico. Yago is located roughly 50 kilometers north of Tepic, the capital of Nayarit on Highway 15. La Sarda is enclosed within the claims of the Yago Prospect.

History and Recent Work

In April 1997, the Company completed the assembly, from several owners, of claims covering a large epithermal gold target near Yago, Nayarit, Mexico (yet without proven reserves). The land under option consists of the Guadalupe, Sagitario and Yago claims which total approximately 4,700 acres. The Tepic claim was acquired directly by staking. At this time the Company negotiated a total price for outright purchase (100%) of optioned claims for US$1,690,000 plus Value Added Tax with a 2% royalty to only one owner on any production from his 237 acre property. This royalty may be purchased by the Company. In 1998 the Company granted Santoy Resources Ltd. an option to earn 51% of its interests and rights to these properties. Terms provided for Santoy earning a 51% interest in the property by funding the next CDN$2.0 million in exploration expenditures and making underlying property payments. In August 1999 the Company received notice from Santoy that it was giving up its option on the property, following drilling 7 widely spaced RC drillholes over the Yago claims.

In November 1999, the Company entered into a letter agreement to acquire a 100% interest in 8 mining concessions adjoining the Yago property (yet without proven reserves), from Alfredo Parra Dávila and Compañía Minera Nueva Vizcaya, S.A. de C.V. for option payments totaling US$2,000,000 plus Value Added Tax over four years, as well as improvements, a 300 tpd mill and equipment located within the mining concessions. If the mill was not included when the option is exercised in full, the purchase price would be reduced by US$200,000. The property had been in continuous production for about 5 years and mining during the option period was for the benefit of the current owner but restricted to 150 tpd maximum and to material above the lowest level of workings on the La Sarda vein which is roughly 100 metres below the surface. To the best of the Company's knowledge, the property has never been drilled. The property is enclosed within claims of the Company's Yago project and about seven kilometres north of the vein zone where the Company has been exploring.

During November and December 1999 a program of mapping, sampling and road building was carried out on the project. Work was focussed on the Guadalupe-Tejona-Korina vein system in the southern portion of the project. Samples of ore from recent development and production blasts were also taken from the La Sarda area active operations, roughly seven kilometres north, which were recently optioned by the Company. Geologic work and road building in the Southern Guadalupe-Tejona-Korina area was designed to provide access and investigate areas for future diamond drilling. During the course of this work several new veins and previously unknown historic workings were discovered. In the La Korina area, the lowest elevation workings, several shafts and adits were discovered in heavy undergrowth. One sample taken from a newly discovered dump in the Korina area returned values of 14.1 grams/tonne gold and 51.4 grams/tonne silver. Two past samples taken from dump material in this area returned values of 7.1 and 9.5 grams/tonne gold and 505 and 793 grams/tonne silver respectively. The work completed has enabled the Company to select several sites for drilling in this area. Several banded quartz-adularia veins were discovered in the new road cuts within areas of high gold in soil geochemistry. In one area banded veining was discovered in an area of very high gold soil geochemistry along the La Guadalupe vein trend over 500 metres from known historic workings. A sample of banded veining from this area returned values of 5.5 grams/tonne gold and 110 grams/tonne silver. These areas and the Korina area were not tested by past drilling and are relatively lower in elevation than the depth tested by past drilling.

The thrust of the Company's exploration effort is to find new, larger zones of high grade material at greater depths on both the La Sarda and Yago vein zones. Mining operations ceased about February 2000 and in April 2000, the La Sarda prospect was purchased outright for US$110,000 of which the Company paid US$40,000 plus value-added tax.

In July 2000, Fairfield began a diamond drilling program on the project with roughly 3000 metres of drilling planned to target the two main zones of veining on the property, the Tejona-Guadalupe area and the La Sarda Mine area. In the La Sarda Mine area drill holes will target the down dip extension of a vein from which high grade gold and silver has been recently exploited in shallow mine workings. Progress was very poor. Drilling commenced with two holes on the Guadalupe vein that would be the most difficult to access if the rainy season were to start early. Hole one did not reach its objective and the core barrel was lost in the hole. After much difficulty, hole two was completed to the planned depth. However, the drill rods became stuck when pulling out of the hole, and they are still stuck. Fairfield brought a drilling expert to the project to identify the problems, which he determined not to be related to ground or any local conditions. The program has been suspended for the duration of the rainy season, and will be restarted in early October for the completion of the remaining twelve holes. In the meantime, a new contractual arrangement for further drilling will be made. The company is encouraged that, although the first hole did not reach its targeted vein, another significant vein was intersected. The projected vein in hole two was also intersected. No significant assays were returned from these holes.

In December 2000 the option on the seven claims of the Yago option was dropped to reduce property payments. These are the Yago 1 to Yago 7 claims.

Geology and Mineralization

The assembled claims cover a large alteration zone centered on a northwest trending extensional structure with numerous separate gold-bearing quartz veins. It is believed that this is the first time in many years that all these claims have been assembled into a single property. The separate owners each controlled a part of the main area of interest which is a large stockwork zone of chalcedonic banded quartz veins where small scale mining was carried out. Wider veins within the stockwork zone were mined by underground open stopes accessed by adits and by glory holes mined out to surface.

Opaline silicification and kaolinite-alunite acid-sulfate alteration are prevalent and represent the paleo-water table at the time of hydrothermal activity. Below this level in one area of the property, widespread quartz-adularia veining and stockwork quartz veining is exposed. Within this area, numerous old workings have been found. Several areas of intense banded quartz-adularia veining, stockwork veining and hydrothermal brecciation and silicification have been defined. The initial geologic data indicates that the veining represents high elevations within a shallowly eroded low-sulfidation epithermal system, of which the paleo-water table is preserved over much of the property. The Company believes the property holds potential for both bulk tonnage and bonanza veins.

Several areas of intense banded quartz-adularia veining, stockwork veining and one area of hydrothermal brecciation and silicification have been defined which are coincident with areas of anomalous soil geochemistry.

In December 1999 some mapping was carried out on the La Sarda Prospect. Because the mine and mill operate without established reserves, production and grade are somewhat erratic. The La Sarda vein has provided most of the production over the last four or five years. This vein was found by mapping to be just underneath the opaline silica horizon, further indication that only the top portion of this extensive system is exposed.

The thrust of exploration is not to maintain the existing operation, but to find new, larger zones of high grade material at greater depths on both the La Sarda and Yago vein zones.

Four major sub parallel vein systems have been recognized on the La Sarda area, and three have been actively worked. High grade ore was reported in the active faces of the La Cucaracha vein workings. A sample taken in October 1999 from muck from an ore face returned values of 20.2 grams/tonne Au and 151 grams/tonne silver.

Infrastructure

A main railway line crosses the prospect and there are electric powerlines to the town of Yago. The prospect is approximately seven kilometeres from Highway 15 and is traversed by numerous gravel roads.

Planned Work Program – Fiscal 2002, Ending January 31, 2002

The company considers the Yago prospect to be a considerable asset with good potential for a high-grade gold vein deposit. The next step in the exploration process is an aggressive program of diamond drilling designed to develop a high-grade resource. In the present economic climate, and considering the prevailing price of gold, this program is on hold until a more favourable environment exists.

The Cabin Lake Prospect – Yukon Territory

The Cabin Lake Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The claims comprising the Cabin Lake Prospect were acquired by staking between March and September 1997 and are owned 100% by the Company.

Expenditures to Date

As at January 31, 2001, the Company had incurred $316,143 in exploration costs on the prospect.

Location and Access

The Cabin Lake Prospect is located in the Yukon Territory. The claims are 190 kilometers southeast of the city of Whitehorse and are accessed by helicopter. The Alaska Highway passes 20km south of the claim group, but to date there is no road access.

History and Recent Work

The initial Cabin Lake 1 to 100 claims were staked in April and May of 1997 to cover several multiple-element stream sediment and soil anomalies, and occurrences of copper and copper plus molybdenum discovered in 1996.

In June 1997, a 277 line-km airborne electromagnetic(EM) and magnetic survey was flown over the complete claim group. Several EM anomalies and conductive trends parallel to stratigraphy and to major fault structures were identified over widespread parts of the prospect. An initial phase of baseline cutting, soil sampling, geological mapping, prospecting and hand trenching was undertaken in July 1997. Sporadic high values of copper, molybdenum and silver in soils were identified in the South Area, where several mineralized veins were located and sampled. The most notable was the delineation of a large copper soil anomaly, with copper values greater than 150ppm distributed over an area of approximately 900 by 500 meters.

Results from soil and rock sampling led to a second phase of work in August and September of 1997 that included fill-in soil sampling and intensified prospecting of anomalies, 390m of excavator trenching, and 7.05 line-kilometers of induced polarization geophysical surveying. The best results from trenching were 0.35% copper averaged over 18.4m of continuous chip samples. The IP survey identified several zones of chargeability and resistivity anomalies, with the strongest chargeability values extending several hundred meters to the east and south of known mineralization exposed at surface in the Avalanche Area.

An I.P. survey totaling 7050 linear meters was completed in two phases during September 1997.

During the 1998 field season 4.1km of line cutting was carried out in the Avalanche Area and in the southern claims area to provide location control for an IP geophysical survey and geochemical soil sampling. A 3.1 line km IP survey was undertaken in the Avalanche Area which defined the presence of conductive sources below surface.

No work was undertaken on the Cabin Lake claims during the 1999 field season. The entire claim group of 110 units remains in good standing. All work was carried out or supervised by Fairfield personnel. All samples collected on the Cabin Lake prospect from 1996 to 1998 were sent to Acme Analytical Labs of Vancouver, Canada for assay and analysis.

Geology and Mineralization

The prospect is primarily underlain by Paleozoic to Triassic metasedimentary and metavolcanic rocks of marine origin. Two distinct Mesozoic intrusive bodies are present: a small diorite/granodiorite stock exposed in the central and northwestern part of the property, and a larger granodiorite/quartz monzonite pluton on the southwestern claims.

Pyrite, chalcopyrite and minor other sulphide minerals are present as disseminations to semi-massive bands in certain schist layers on the central and western claims (Avalanche Area). The sulphide minerals appear to be stratabound, and may represent remobilized and metamorphosed stratiform syngenetic type mineralization similar to important polymetallic deposits recently discovered within broadly correlative terranes in the Finlayson Lake map area located about 160 kilometers northeast of Cabin Lake. Chalcopyrite and molybdenite mineralization is also developed in veinlets hosted by granodiorite on the southern Cabin Lake claims.

Infrastructure

There is no infrastructure in place.

Drilling Results

No drilling has been carried out on the prospect to date.

Planned Work Program – Fiscal 2002, Ending January 31, 2002

There is no planned exploration program for Fiscal 2002.

The Caribou Creek Prospect – Yukon Territory

The Caribou Creek Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The claims comprising the Caribou Creek Prospect were acquired by staking during April, September 1997 and August 1998 and are owned 100% by the Company.

Expenditures to Date

As at January 31, 2001, the Company had incurred $179,675 in exploration costs on the prospect.

Location and Access

The Caribou Creek Prospect is located in the Yukon Territory 180 kilometres east of Whitehorse and 180 kilometres west of Watson Lake.

The prospect is accessed by helicopter from Morley River on the Alaska Highway, which is located about 30km south of the area. The claims have no access roads.

History and Recent Work

Reconnaissance exploration undertaken by a predecessor company in 1980 included the collection of 17 stream sediment samples from the present Caribou Creek claims area and adjacent drainages, and 14 soil samples from limited follow-up work. Anomalous metal contents were found in stream sediments downstream from a small gossan patch and in two small drainages 100 to 500 metres to the south. Anomaly follow-up by soil sampling and prospecting later in 1980 identified some anomalous levels of copper, lead and zinc near the gossan area. Prospecting of the area by Fairfield in 1996 failed to locate significant mineralization. The initial staking of 30 claims in April 1997 was intended to cover the original (1980) stream sediment and soil anomalies. A further 14 claims were added during the field season to extend the prospect over favorable schist horizons and other geochemical anomalies.

After claim acquisition, an 85 line-km airborne electromagnetic and magnetic survey was flown over the claim group. Several weak EM anomalies and magnetic trends parallel to stratigraphy were identified over widespread parts of the prospect.

The 1997 field program comprised of the mobilization and demobilization of camp, cutting of baselines, soil sampling, geological mapping and prospecting including evaluation of soil anomalies, and cutting geophysical survey lines.

An IP survey totaling 3000 linear metres was completed in September 1997. The main gossanous zone and its presumed down-dip extension to the northeast were covered by this survey. The geophysical work required 3000 metres of line cutting, separate from the baseline preparation. Geochemical soil sampling and prospecting were carried out on the prospect during 1998. All work in 1997 and 1998 was carried out or supervised by Fairfield personnel. All samples collected in 1997 and 1998 were sent to Acme Analytical Labs of Vancouver, Canada for assay and analysis.

The prospect was optioned to Brett Resources Inc., #1300-409 Granville Street, Vancouver, B.C. V6C 1T2, telephone number (604) 488-0008, in 1999 and limited geological mapping was undertaken by Brett personnel. The prospect has since been returned to the Company.

Samples collected in 1999 were sent to ALS Chemex of Vancouver for assay and analysis.

Geology and Mineralization

The prospect is primarily underlain by a package of Paleozoic metavolcanic and metasedimentary schists, which are overlain (either structurally or stratigraphically) by Mississippian limestone. A variety of small intrusive bodies are present, at least some of which intrude both the schist and limestone.

Strongly disseminated pyrite is present within certain schist layers on the central and western property area, and may represent stratiform syngenetic type mineralization.

A band of anomalous copper, lead, zinc and silver values in soils was identified on the central and western claims, and several occurrences of pyritic or rusty schist float and bedrock were noted in this area. To date, rock samples from these schists have not returned any significant analyses or assays for copper, lead, zinc, silver or gold.

Infrastructure

There is no infrastructure in place on the prospect.

Drilling Results

No drilling has been carried out on the claims.

Planned Work Program – Fiscal 2002, Ending January 31, 2002

There is no planned exploration program for Fiscal 2002.

<u>The Logan Property – Yukon Territory</u>

The Logan Property has a mineral resource containing 13.5 million tons grading 6.17% zinc and 0.77oz/ton silver, estimated by Cordilleran Engineering Ltd. In 1988 and based on 57 drill intersections. No work has been carried out on the Logan property since 1988.

Interest

The Company owns a 40% interest in the property. The owner of the 60% interest is required to fund 100% of exploration expenditures until a production decision is made, at which time the Company may elect to pay its proportionate share of future expenditures after the production decision or convert its property interest into a 15% net profits interest. Discussions are being held with the 60% owner to realign the Company's interests. The Company has proposed to change its carried interest to a majority working interest, however no formal agreement has been reached.

Location and Access

The Logan Property is located 108 kilometres northwest of Watson Lake, Yukon at latitude 60 degrees 30 minutes North and longitude 130 degrees 27 minutes West. The claims are situated 38 kilometres north of the Alaska Highway and 258 kilometres east of Whitehorse.

A 52 kilometre trail originating from Milepost 687 on the Alaska Highway provides November to April access to the property for track-equipped machinery.

History and Recent Work

The Logan property was discovered in 1979 during a helicopter borne reconnaissance prospecting and stream sediment sampling program undertaken by Regional Resources Ltd. Property exploration programs including soil sampling, detailed prospecting and geophysical surveys were carried out between 1979 and 1985. During 1986 a helicopter supported diamond drill program was completed for a total of 1898 metres in fifteen holes. In 1987 an airstrip was built and a focused exploration program followed entailing diamond drilling, soil sampling, an Induced Polarization geophysical survey and aerial photography. Forty four NQ holes were drilled totaling 7770 metres. Further definition drilling on 100 metre centres was carried out in 1988 for a total of 6771 metres in forty four diamond drill holes.

An 8000 metre long northeast trending fault related structure containing the Main, West and East Zones was defined. Within the Main Zone, an 1100 metre long zinc-silver mineralized body was drill tested to vertical depths of up to 275 metres, The Main Zone is contained within a tabular, 50 to 140 metre wide, fault bonded mineralized body that is dipping 70 degrees to the northwest. It has been intersected by 57 drill holes averaging 185 metres in depth. A bulk sample was assembled from drill core and submitted for preliminary metallurgical testing. Recoveries of 96.7% for zinc and 87% for silver were achieved. A resource estimate was calculated by Cordilleran Engineering by three methods in 1988: 1) Preliminary method 2) Cross Section Method 3) Level Plan Method. The Preliminary Method used the following parameters: 1) no zinc cutoff was applied, 2) minimum 3 metre mineralized drill intersect, 3) specific gravity of 3.0 gm/cm3, 4) continuity of mineralization between intercepts. The Cross Section Method used the following parameters: 1) 2% Zn minimum cutoff, 2) minimum 4m mineralized intercept, 3) area of influence half way to adjacent intercept. Using the Cross Section Method, of the 12.3 million tonnes reported, 70.7% is within 30m of a drill hole. The Level Plan Method used the following parameters: 1) the mineralized area was divided into 5 horizontal levels at 50m intervals, 2) 2% Zn minimum cutoff, 3) minimum 4m mineralized intersect, 4) geological models were interpreted on each level to constrain the zones of mineralization, 5) specific gravity of 2.95 gm/cm^3. The difference between the results of the three methods was insignificant. Lack of infrastructure and distance to smelter and markets render the deposit uneconomic at this time. There has been no work on the property since 1988.

Geology and Mineral Deposits

The property is underlain by granodiorite and pegmatite rocks of the Marker Lake Batholith. An irregular contact with Lower Cambrian and possibly older meta-siliciclastic rocks is exposed in the southwestern claims area. Large xenoliths of quartz-biotite-muscovite schist occur throughout the property. Foliated granodiorite has been observed in core in close proximity to the Logan mineralized flault. Tertiary andesite dykes, quartz-feldspar monzonite-latite porphyry dykes, quartz veins and breccia bodies are also associated with the 8.0 kilometre long mineralized system. A zinc-silver (Main Zone) resource of 12.3 million tonnes of 6.17% zinc and 26.4 gm/T silver is centrally located on the property. Numerous other mineral occurrences and geochemical/geophysical anomalies are also located within the same host structure.

Infrastructure

With the exception of the airstrip, there is no infrastructure in place on the property.

The MOR Prospect – Yukon Territory

The MOR Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Option to Acquire Interest

The claims comprising the MOR Prospect were acquired by staking during August 1997 (MOR 1-4), August 1998 (MOR 5-8) and September 1998 (MOR 9-12). The MOR 13 to 52 claims were staked in April 1999 and the prospect was optioned to Brett Resources Inc. ("Brett"), #1300-1409 Granville Street, Vancouver, B.C. V6C 1T2. Brett carried out a mapping, prospecting and soil sampling program during July 1999 and returned the prospect to the Company in December 1999. The mineral rights are 100% owned by the Company and the surface rights are held by the Teslin Tlingit Council/Yukon First Nations, from whom permission is required for entry to conduct work.

Expenditures to Date

As at January 31, 2001, the Company had deferred $106,347 of exploration costs (net of recoveries) on the prospect. Brett Resources Inc. spent $47,400 during the 1999 program.

Location and Access

The MOR prospect is located 9km north of the Alaska Highway in the Morley River area of southern Yukon Territory and consists of 52 contiguous mineral claims in the Watson Lake Mining District. Access is by helicopter from a staging area on the Alaska Highway

History and Recent Work

Sampling during August 1997 identified a small zone of highly anomalous copper, lead, zinc, silver and gold values in soil and in gossanous schist subcrop near the current claim group center. This discovery prompted staking of the initial MOR (1-4) claims.

Additional work in 1997 included prospecting and reconnaissance (silt, soil, rock) sampling on and around the four claims, and hand excavation of several small pits or trenches in the discovery area.

1998 field work comprised 21 line-km of grid soil geochemistry covering all of MOR 1-8 and parts of MOR 9-12 claims; eleven line-km of ground based magnetic and VLF-EM geophysical surveys covering MOR 1-4; minor reconnaissance prospecting and outcrop sampling (MOR 3), and limited blast trenching with related rock chip sampling of mineral showings straddling the MOR 1 and 2 common boundary. All 1997 and 1998 work was carried out or supervised by Fairfield personnel. All samples collected in 1997 and 1998 were sent to Acme Analytical Labs of Vancouver, Canada for assay and analysis.

The 1999 field work was carried out by Brett Resources personnel and included the collection of 442 grid geochemical soil samples and 29 rock samples.

Field work in 2000 consisted of additional grid soil geochemistry (43 line-km) and ground magnetic, VLF-EM geophysical surveys (29.5 line-km); detailed grid based soil profile and bedrock sampling by portable power auger, further prospecting with reconnaissance rock sampling, plus handheld GPS-surveying of the claim post, grid line and sample locations. A total of 1223 samples were collected and shipped for multi-element analysis. The work was accomplished by a four-person Company crew and a geophysicist from Amerok Geosciences Ltd. of Whitehorse, YT. Personnel operated from a property camp that was serviced weekly by Discovery Helicopters Ltd. of Atlin, B.C.

Geology and Mineralization

The region is part of the Omineca Belt of the Canadian Cordillera, a widespread zone of uplifted metamorphic and intrusive rocks that extends from northern British Columbia through the south-central Yukon and into Alaska.

Two mineral showings 25 meters apart have been exposed by hand trenching in the central property area. Strongly disseminated to semi-massive pyrite-chalcopyrite and minor other sulphides are hosted in quartz rich muscovite– sericite and chlorite–biotite schists. The mineralization is concentrated along foliation and fold hinges and is also associated with quartz lenses to 30 centimeters in length that contain abundant pyritic boxworks. True thickness, continuity and extent of the mineralization are presently unknown.

Infrastructure

There is no infrastructure in place on the prospect.

Exploration Work and Results

During the fall of 2000, Fairfield carried out additional prospecting and geophysical surveying, plus extensive geochemistry which included detailed grid soil profile and bedrock sampling by portable power auger with a depth capability of 2.4 metres (8 feet). The auger sampling program provided better overall definition of the main mineralized trend and revealed significant blind mineralization at two widely separated locations within this trend. Surface soil geochemistry outlined coincident copper-silver anomalies to the south of the main mineralized trend. The VLF-EM geophysical survey defined a broad zone of several weak conductors about one kilometre south of the main trend.

A total of 442 soil samples were collected in 1999 and an east west trending soil geochemical anomaly with elevated copper and silver values was outlined about 1km south of the discovery showing.

Prospecting samples taken during the 1999 field season defined a new showing located 450m to the east of the discovery showing coincident with the VLF conductor and the anomalous soil geochemical trend. The new showing rock samples of quartz sericite schist/rhyolite tuff returned anomalous Au, Ag, Cu, Pb, Zn and Ba values suggesting an exhalative origin.

Geochemical work on the claims in 1998 included the collection and multiple element analyses of 432 grid soil samples and 16 assorted soil samples. The soil sampling covered over 75% of the existing property area.

The data obtained by the Company as a result of the geochemical work done in 1998 revealed a prominent zone of lead-zinc-silver plus local copper enrichment. This zone is from 100 meters to 250 meters wide and extends east-west across the entire grid for a length of 2000 meters.

A ground magnetometer – VLF EM survey was carried out in July of 1998 Three east west trending conductors were located by the VLF-EM survey.

Prior to staking of the initial MOR 1-4 claims during 1997, prospecting and reconnaissance soil sampling were carried out to determine the sources of copper-lead-zinc stream silt anomalies. This work identified a zone of very strongly anomalous multiple-element soil and bedrock geochemistry.

Planned Work Program – Fiscal 2002, Ending January 31, 2002

During Fiscal 2002 a work program consisting of prospecting and mapping is planned at a budgeted cost of $30,000.

The Goz Creek Property – Yukon Territory

Brian Mountford and Associates, consulting engineers of Vancouver, B.C., estimated a mineral resource of 2.5 million tonnes grading 11% zinc in 1977 on the Goz Creek property. The property has been inactive since 1975. Because of its potential to host a future zinc reserve, the Company is currently keeping the property in good standing but is not actively engaged in any work.

Option to Acquire Interest

The Company acquired a 100% interest in the property, subject to a 5% NPI royalty from MFC Mining Finance Corporation (formerly Barrier Reef Resources Ltd.) pursuant to an agreement of 12/04/86.

Expenditures to Date

As at January 31, 2001, the Company had incurred $26,147 in exploration and acquisition costs on the property; however, write-downs total $4,410 such that as of January 31, 2001 $21,737 of exploration and acquisition costs were deferred.

Location and Access

The Goz Creek Property is located in the Yukon Territory near the headwaters of the Bonnet Plume River at the junction of Goz and Duo Creeks (64 degrees 25 minutes North, 130 degrees 30 minutes West). Access to the mineral claims is by float plane from Mayo to "Porter Puddle" (110 miles) then by helicopter (8 miles) to the property. The city of Whitehorse is 280 air-miles southwest of the property.

History and Recent Work

There has been no recent work on the property.

Zinc mineralization was first discovered in the Goz Creek area in 1973 and staking followed with a preliminary program of geological mapping, sampling and prospecting. Exploration continued in 1974 with geological mapping, sampling, prospecting, surveying and a 28 hole 6,643 foot diamond drill program. A similar program was carried out in 1975 with the addition of 13,805 feet of diamond drilling in 35 holes. The holes were drilled on a rough grid at 200 to 600 foot intervals with site locations constrained by rough topography. A preliminary technical and economic assessment in 1977 by Brian Mountford and Associates, Consulting Engineers, estimated a mineral resource of 2.504 million tons of material grading 11% zinc could be recovered by open pit at a strip ratio of 1.06 : 1. The distance to smelter and markets made the deposit uneconomic at the time. The modeled open pit was based on information from 21 drill holes with an average depth of 347 feet over an area of 1100ft by 350ft.

Planned Work Program – Fiscal 2002, Ending January 31, 2002

There is no planned exploration program for Fiscal 2002.

Meister Property, Yukon Territory

The Meister zinc-lead-silver property is located 90 kilometers west of Watson Lake, Yukon Territory and 14 kilometers northwest of Kilometer 1110 on the Alaska Highway. A four-wheel drive road originating from the Alaska Highway provides access to the property. The entire claim group is underlain by a folded, faulted and metamorphosed sequence of Lower Cambrian or earlier sedimentary rocks. Mineralisation consisting of mainly zinc-silver-lead bearing oxides appears to be related to replacement and/or fault zones at or near the phyllite-carbonate interface. Fairfield Minerals Ltd. acquired the property by staking. A total of 2413.14 meters of NQ wireline diamond drilling in 22 holes was completed during the 1986 field season in the West and South Zones. In the West Zone an oxidized mineral body, exposed over a strike length of 1000 meters was intersected at depth in seven of the eight holes drilled. A 29.0 meter section of oxide material from DDH 86-MR-8 assayed 3.79% zinc and 1.22 oz/ton silver and within this interval a 14.0 meter section assayed 4.57% zinc, 0.94% lead and 2.01 oz/ton silver.
In the South Zone based on the 1986 program the best results were returned from a partially oxidized graphitic phyllite unit where a 12.0 meter intercept assayed 2.56% lead, 2.06% zinc and 0.05 oz/ton silver. A 5.0 meter section within this interval assayed 5.02% lead, 4.11% zinc and 0.10 oz/ton silver.
Following the 1986 program, additional diamond drilling was recommended for the West Zone to test for sulphide mineralization at depth. This work was never done but further work will be considered when zinc prices improve.

Tim Property, Yukon Territory

The Tim property consists of 10 contiguous mineral claims, acquired by staking in 1983, in the Watson Lake Mining District located 72 kilometers west of Watson Lake, Yukon Territory. Work from 1983 to 1988 included reconnaissance stream sediment sampling, soil geochemistry, prospecting and geological mapping. In 1988 work included road construction, line cutting, soil sampling, IP surveys and excavator trenching. Geological soil sampling covered in greater detail those anomalous areas indicated by sampling completed in 1984 and 1986. Two large west north-west trending coincident silver-lead-zinc anomalies approximately 1500 metres long and 300 metres wide were outlined. Geochemical values of up to 20.8 ppm Ag, 1700 ppm Zn, and 6660 ppm Pb are found within these anomalies. An induced polarization and resistivity survey outlined two areas of interest that correlate with soil geochemical anomalies and oxide mineralization. A third IP anomaly may indicate the presence of a carbonaceous phyllite unit. Trenching exposed silver, lead, and zinc bearing iron and manganese oxides in 7 of the 18 trenches completed.

An oxide zone up to 30 metres wide was traced over the strike length of 1000 metres in the northwestern portion of the property. Values returned from this zone include a 4.0 meter chip sample from trench 3 averaging 10.28 oz/ton Ag, 9.12% Pb. Grab samples taken from trench 1 returned values of 36.41 oz/ton Ag, 49.50% Pb and 28.55 oz/ton Ag, 32.00% Pb. The mineralized zone occurs at or near a limestone-phylitte interface. Two seperate, 2 and 5 metre wide, carbonate hosted intercepts of oxide mineralization were found north and south of the main oxide zone.

The potential for locating a replacement-type, carbonate-hosted Ag-Pb-Zn deposit on the Tim property, similar to that of the nearby Midway property, is considered to be very good. Mineralization of this style is commonly oxidized near surface but massive sulphide mineralization may predominate at depth. Geochemical and geophysical anomalies indicate that the mineralized zones outline trenching may continue along strike. A diamond drill program to test for sulphide mineralization beneath the surface oxide zones has been recommended. The property is being maintained. Further work will await an improvement in Silver prices.

The Ram Prospect-Yukon Territory

The Ram prospect is without known reserves and all current work by the Company is exploratory in nature.

Option to acquire interest

The 69 mineral claims comprising the Ram prospect (RAM 485-492, 497-504, 509-516, 521-528,543-552,554,615-622,692,694,696,698,700 and 702-714) were acquired by staking in 1984 and 1985.

On March 31,2000 the Fairfield entered into a joint-venture agreement on the Ram claims with Ross River Gold Ltd. (Ross River), whereby Ross River can acquire a 70% interest in the property for 220,000 shares and $500,000 in work on the property. Subsequently, in September of 2000, Newmont Exploration of Canada Limited (Newmont) optioned the project from Ross River, including the Ram claims. Newmont is the operator of the property.
Expenditures to date

As of January, 2001, deferred exploration costs for this property were only $419.00.

Location and Access

The property is located 50 kilometres west-southwest of Ross River, Yukon Territory and is easily accessible by seasonal 4x4 road. The property consists of 69 contiguous mineral claims in the Watson Lake Mining District.

History and Recent Work

The Ram claims were staked as a result of the discovery of anomalous Au in stream sediments from a regional reconnaissance program carried out by Regional Resources Limited in 1984. Work completed on the property in 1985 included line cutting, grid geochemical surveys, geologic mapping, prospecting and minor hand trenching. In 1987, additional soil sampling and ground geophysical surveys, as well as rock sampling was carried out by Fairfield. During 1988 Fairfield Minerals and Equity Silver Mines Limited carried out diamond drilling and additional soil sampling. Thirty-one BQ drill holes were completed on the Ram property, totaling 3723 meters.

The next phase of work was carried out by Newmont in the 2000 field season and consisted of an airborne electromagnetic and magnetic geophysical survey, geologic mapping and prospecting, soil geochemical and rock sampling and auger overburden drill sampling. Soil, rock and auger geochemical sampling at the Ram has outlined two prominent areas of anomalous gold, bismuth, antimony, arsenic, silver and lead. Rock samples collected during 2000 returned up to 1.4 g/t gold.

Geology and Mineralisation

The region is underlain by a sequence of moderately folded and faulted Paleozoic miogeosynclinal strata including calcareous sediments and volcanic stratigraphy. Regional domal uplift in the Ram area is thought to be related to buried intrusives. Mineralisation at the Ram property occurs as banded replacement to semi-massive sulphide in a breccia-matrix. The gold is associated with quartz-tourmaline, pyrrhotite, pyrite, bismuthenite, tellurides, chalcopyrite, arsenopyrite and galena.

Infrastructure

There is currently no infrastructure on the property.

Drilling Results

In 1988 Fairfield Minerals carried out 3,723 metres of diamond drilling on the Ram property in thirty-one holes. This program returned results up to 2.2 g/t gold over 5.3 metres.

Planned Work Program-Fiscal 2002, Ending January 31,2002

Newmont is planning a program of diamond drilling set to commence in August, 2001 to test targets generated in the 2000 program of work.

The Shawnee Prospect – Alaska

The Shawnee Prospect is without known reserves and all current work by the Company on the claims is exploratory in nature.

Option to Acquire Interest

The Company acquired 100% of this prospect by staking.

Expenditures to Date

As at January 31, 2000, the Company had incurred $89,277 in exploration and acquisition costs on the prospect; however, write-downs total $89,276 such that deferred exploration costs as of January 31, 2001 for this prospect was only $1.

Location and Access

The prospect is located in the Goodpaster mining district of east central Alaska approximately 68 kilometres northeast of Delta Junction. It is accessible by helicopter or by boat via the Goodpaster River.

History and Recent Work

The twenty-eight Shawnee prospecting sites were acquired by staking in October of 1998 to cover open ground underlain by geology similar to that which hosts a nearby large gold deposit (Pogo). A regional stream sediment sampling program was carried out in June-July of 1999 which resulted in the definition of numerous gold, bismuth and arsenic anomalies. The anomalous drainages were sampled in greater detail and prospected during August 1999 by Fairfield personnel. A total of fifty-eight stream sediment samples and three rock samples were collected. A geochemical soil grid was established and sampled at a spacing of 400 metres by 50 metres for a total of 498 samples. A soil geochemical program was undertaken during the current field season which identified an area anomalous in gold. The prospect was then reduced to three claims which cover this geochemical target.

No field work was undertaken during the Fiscal year ended January 31, 2001.

Geology and Mineralization

The prospect is underlain by Cretaceous granodiorite in contact with a Paleozoic gneiss to the south. The five million ounce Pogo gold deposit currently being explored and developed by Teck Corporation is located 18 kilometres to the west and is hosted in the gneiss.

Infrastructure

There is no infrastructure in place on the prospect. All work was carried out from Delta Junction using helicopter access.

Drilling Results

No drilling has been carried out on the claims to date.

Planned Work Program – Fiscal 2002, Ending January 31, 2002

There is no planned work program for Fiscal 2002.

The Veta Prospect, Nevada

History and Recent Work

This gold/silver property (yet without proven reserves) was staking in late 1999 jointly with Almaden Resources Corp. (50% interest to each company) at a cost of $5108 to the Company. The claims lie in the Mineral County Nevada and cover vein type mineralization within a broad alteration zone. Values of up to two grams/tonne gold were obtained in grab samples of vein material. The property has never been drilled and so a small sampling program was carried out in Fiscal 2000. This work better outlined the vein structure.

During Fiscal 2000, the Company expended $4,552 on this property which included maintenance/recording fees and field work. The Fiscal 2000 exploration/development and budget included sampling for a total of $5,000 assessment in the amount of US$100 per claim per year must be filed to keep the claims in good standing.

Properties of Almaden Resources Corporation (in this part, the "Company")

The Company has three principal properties, all located in Mexico. Caballo Blanco (option to purchase 100% interest subject to a sliding scale NSR royalty), Yago (consists of the Tepic claim, 100% interest, an option to purchase 100% interest in the Guadalupe claim and an option to purchase 100% interest in the Sagitario claim, subject to NSR) and La Sarda (100% interest). In Fiscal 1999 the Company granted Fairfield Minerals Ltd. an option to earn 51% of its interests and rights to the Yago/ La Sarda properties.

The Company also has the following secondary property holdings: ATW property located in Canada (14% net interest), Prospector Mountain located in Canada (75% interest), Veta claims located in Nevada (50% interest), Erika property located in Mexico (100% interest) and Munro Lake located in Canada (100% interest).

In April 1998, the Company disposed of its 49% working interest in La Trinidad Mine.

Caballo Blanco Prospect, Mexico

In September 1996, the Company signed an option to purchase agreement for the approximately 40,000 acre Caballo Blanco gold/silver/copper property near Veracruz, about 400 kilometres east of Mexico City (yet without proven reserves). Terms of the agreement provide for the purchase of 100% of the property, subject to a 2.5% net smelter royalty, for payments totaling US$1,000,000 plus VAT and 200,000 shares of Almaden stock, paid over a period of five and one half years. In January 2000 the terms were amended extending the option a further year and allowing for the purchase of 1% of the net smelter royalty.

By agreement dated September 20, 2001 between Minera Gavilan S.A. de C. V. ("Gavilan") a 99.99% Company owned Mexican subsidiary and Noranda Exploracion, S.A. de C.V. ("Noranda"), Gavilan granted to Noranda an option to acquire a 75% interest in the property. To acquire such interest Noranda is required to:

expend $250,000 on the property and thereafter to make sufficient expenditures to maintain all

underlying agreements under which Gavilan could acqire its interest in the property and to maintain the property in good standing under the laws of Mexico; and
complete a Feasibility Study showing a positive feasibility of placing the property into production at a commercially acceptable rate of return, such study to be completed by the earlier of:
the 7th anniversary of the agreement; or
the 5th anniversary of receiving title to any new claim located outside the property but within the area of interest described in the agreement.

Subject always to the right to extend the time for completion of the Feasibility Study for a maximum period of 25 years by payment to Gavilan of $250,000 (U.S. funds) for each year the option period is extended.

Upon Noranda acquiring its 75% interest, a joint venture is to be created with operations on the property thereafter to be conducted by a Variable Capital Mexican Stock Company with the initial share ownership interests to be Noranda 75 %, Gavilan 25% subject to dilution and adjustment in accordance with the terms of the agreement.

The Caballo Blanco property occurs in a caldera setting in volcanic rocks of Miocene age. The property covers a large unexplored hydrothermal system with geologic characteristics indicative of porphyry Cu-Au, high sulfidation Au and low sulfidation Au-Ag style mineralization. Mineralogic evidence indicates that minimal erosion has taken place and the hydrothermal system is mainly preserved. It is a new discovery, first identified by sampling in acid sulphate altered quartz stockwork veining, in a road cut for the main coastal highway. This zone yielded anomalous gold values. It has been traced northwest from the highway for about 150 meters. However, the main area of interest is about seven kilometers southwest of the highway and named the Central Grid Zone. In this area, about two kilometres by two and one half kilometres, thirty three grab samples taken by the Company of banded quartz vein material in float and subcrop, average 2.4 grams/tonne (0.077 opt) gold and 64 grams/tonne (2.1 opt) silver. The highest assay obtained was 23.3 grams/tonne (0.746 opt) gold and 500 grams/tonne (16.1 opt) silver. The highest seven samples averaged 7.9 grams/tonne (0.279 opt) gold and 167.6 grams/tonne (5.4 opt) silver. The higher values are from boulders which appear to form several clusters within this area. The size and location of boulders indicate a very local source. In yet another area, about 8 kilometres north west of the highway cut, a sample taken from a cobble of vein material in a stream bed assayed 8.7 grams/tonne gold (0.28 opt) and 180 grams/tonne (5.8 opt) silver.

A geochemical soil survey on a grid that covers roughly 3 kilometers by 3 kilometers in the Central Grid area of the property was completed in February 1997. The geochemical soil sampling program outlined a number of coincident gold-copper anomalies associated with what appears to be two styles of mineralization within a very large alteration zone. In one area, two creeks contain float rock of porphyry style quartz stockwork veining associated with copper-gold mineralization and K-silicate alteration. A grab sample of float rock from this area assayed 1,681 ppb gold (1.68g/mt), 24.6 g/mt silver and 1,250 ppm (0.13%) copper. In a geochemical soil anomaly over this location, the 200 parts per million copper contour outlines an area roughly 700 meters by 500 meters. The highest copper value is 1,571 ppm, and there is a coincident gold anomaly with values up to 2,000 parts per billion gold (2.0 grams of gold per tonne). The other style of mineralization, gold-silver-copper-lead quartz stockwork and quartz barite veins, is found in several areas. One such area has an irregular shaped soil anomaly that is roughly 700 metres by 200 metres with up to 2,893 ppb gold (2.89 gm/t) and up to 2,169 ppm copper. The highest gold value in the soil survey was 9,966 ppb (9.96 gm/t) from a small separate anomaly.

Detailed colour air photographs were also taken to aid the next phase of work which included alteration mapping using a PIMA portable field spectrometer and detailed structural and geological mapping to better identify drill targets. Geological mapping found that the anomalous gold values are closely associated with areas of widespread k-silicate alteration and copper staining. The geochemical grid was extended northwards to cover possible extensions to the known highly anomalous values.

An induced polarization and ground magnetic geophysical program was conducted over an area of previous rock-chip and soil geochemical sampling and geologic mapping. The results indicate a very broad zone of elevated chargeability greater than 30 m V/V enveloping several intense chargeability highs. These chargeability highs are greater than 45 mV/V, up to 80 mV/V, linear in orientation, and are over one km long. Profiles indicate these anomalies extend from surface to significant depths. These linear highs relate spatially to the presence of outcrop and float of quartz-barite-sulfide veining and associated gold soil geochemistry.

The large area of elevated chargeability (1.4 kilometers by 2.4 kilometers) is cored by a large strong magnetic high anomaly. The strong magnetic anomaly (800 by 1,000 metres) is interpreted to be a highly altered magnetic rich intrusive body that may have produced some skarning. This area has a coincident copper-gold soil anomaly with the 200 ppm copper contour having maximum dimensions of 500 by 700 metres. Sampling of bed rock in a creek exposure averaged 700 ppb gold (0.7 grams/tonne) and 0.23% copper over 55 metres. The IP response of this body is of major interest for a porphyry copper-gold deposit. It was further reported that the strongest IP anomalies on the project are structurally controlled, have good widths (+50 metres) and have strike lengths of over 1 kilometer. These anomalies have been traced to 350 metres in depth and are coincident with gold-copper-lead-zinc highs in soil geochemistry and abundant overlying vein float commonly carrying values in gold greater than 1 gram/tonne, silver values as high as 500 ppm, zinc values as high as 14 % and copper values as high as 1.2%.

A program of 7,000 metres of reverse-circulation drilling to test both high chargeability zones and the magnetic-high features was recommended in a report prepared for the Company.

Phase 1 drilling, consisting of buggy mounted reverse circulation drilling for minimum land disturbance, started in April 1998.

Two holes, CB-1 and CB-2 intersected k-silicate alteration characterized by quartz-magnetite veining, hydrothermal amphibole and K-feldspar. Better grades were intersected near the bottom of the hole. Several holes drilled to the south intersected a highly altered feldspar porphyry. This intrusive body occurs over a large area as dykes and possibly small plugs and explosive breccia bodies. A major intrusive body was not intersected in the shallow drilling although high Cu-Au grades were intersected in holes CB-5,6,13 and at the bottom of CB-12. One hole, CB-4, intersected important vein related Au-Ag mineralization. Vein float and outcropping veins have been discovered over several hundred meters to the west and east of the north-south vein that was intersected as well as along strike.

An involved quality control program was employed for the project and included the insertion of blanks, standards and duplicates into the sample stream. Samples were submitted blind to Bondar Clegg/ITS labs of North Vancouver for analysis. Industry standard methods of analysis were employed.

Overall, the drill intersections demonstrate that mineralization is widespread throughout the project area and associated with skarn, porphyry and late stage veining. These drill intercepts provide a framework and focus for future drilling to find an economic copper-gold deposit in this

HOLE NUMBER	INTERVAL (METERS)	Au g/t	Cu %
CB-1	3.0 to 110.0 (107.0m)	0.25	0.18
CB-2	153.9 to 193.5 EOH (39.6 m)	0.39	0.15
CB-4	96.0 to 135.6 EOH (39.6 m)	1.44	0.15
	Including : 96.0 to 182 (122 m)	3.82	0.37
	Including : 102.1 to 103.6 (1.5 m)	19.90	0.18

CB-5	21.3 to 35.1 (13.7)	1.85	0.10
	54.9 to 103.6 (48.8 m)	0.24	0.06
CB-12	99.1 to 11.43 EOH (15.2 m)	0.23	0.16
CB-13	51.8 to 123.4 EOH (71.6 m)	0.30	-
CB-17	9.1 to 76.2 (67.1 m)	0.29	0.07

Significant results of RC drilling: central grid area 1998

very large area to find an economic copper-gold deposit in this very large area of hydrothermal alteration and mineralization. A final report on the work conducted during 1998 by a director of the company, includes results of a fluid inclusion study on drill cuttings from the reverse circulation drilling program. This work identified three stages of quartz with several types of inclusions. The early and late stages of quartz and the inclusion characteristics are diagnostic of a classic copper-gold-porphyry system. The intermediate banded quartz is common only in the shallow porphyry systems of the Maricunga Au belt, Chile. It was concluded that it is probable that the Central grid area represents an erosional level immediately above the top of a porphyry pluton, in the upper reaches of a shallow porphyry system. This study also reported that mineralization in the Central Grid area has another important characteristic common in some other copper-gold-porphyry systems; significant copper mineralization is associated with chlorite and sericite alteration.

In the first half of 1999, the company focussed efforts on the Highway Zone, about five km east of the Central Grid, and the Northern Zone about eleven km north of the Central Grid.

Geological mapping, line cutting and geochemical soil sampling on the Highway Zone has extended the gold in soils anomaly. The 100 parts per billion gold contour now covers an area 2 kilometres long, and up to 400 metres wide, with a high value of 1,700 ppb gold in soils. Geological mapping and prospecting of this area has found extensive vuggy silica in float and some outcrops in an area of widespread deep weathering and overburden. The best outcrop sample so far from within the gold in soils anomaly is 1.1 grams/ton gold. In May of 2001 a small program of induced polarization geophysics was carried out over three lines, totaling six kilometers at the Highway Zone. This work identified a broad zone of elevated chargeability that is spatially coincident with elevated gold and molybdenum in soil samples. A small fluid inclusion study of vein material from the Highway Zone reported that vein material has characteristics typical of gold-rich porphyry systems. Building access roads, trenching and selection of drill targets is being planned for the next phase of work.

On the Northern Zone, recently completed 1999 work consisted of further geochemical stream silt sampling to find the source of anomalous gold values (up to 74 ppb gold in the -150 mesh fraction) in drainages that contained float with multigram gold values in vuggy silica and breccia. The stream silt sampling and follow up geological mapping and prospecting has isolated an area of extensive large angular boulders of vuggy silica and subcrop with values up to 640 ppb gold. Further follow up will include road building trenching and drilling.

In October 2000 the Company signed an agreement with Lucero Resources Corporation whereby it purchased Lucero's Reyna Negra claims and the data from an airborne combined electro magnetic, magnetic and radio metric survey over the Reyna Negra claims and part of the Caballo Blanco project. The surveys original cost was about US$300,000.00. Almaden paid US$15,000.00 for 100% of the claims and survey data subject to a 2% NSR capped at $500,000.00 for any production from the Reyna Negra claims. The Reyna Negra claims are tied on to the Caballo Blanco claim group which covers a large alkalic, volcanic and intrusive system with significant alteration zones containing both disseminated and vein gold and silver zones and a porphyry style gold-copper zone. The Reyna Negra claims were staked as tie-on ground adjacent to the Caballo Blanco property. The Company plans to start extending its Highway zone grid on to the Reyna Negra property in mid October. In April 12, 2001 the Company conducted an induced polarization survey to better define the area of high resistivity found by the airborne work.

Several major companies have expressed interest in this project and have recently made visits to the site. During Fiscal 2000, the Company expended $278,965 on this property which included option payments, mining taxes, geological services and geophysics. The Fiscal 2001 exploration/development program and budget includes option payments, mining taxes, mapping, geophysics and possibly drilling for a total of $170,000.

Assessment work is to be filed yearly and mining duties are to be paid semi-yearly to maintain the property in good standing.

Yago/La Sarda Property, Mexico

The Yago Prospect is without known reserves and all current work by the Company on the prospect is exploratory in nature.

Location and Access

The Yago Prospect is located in the state of Nayarit, on the Pacific Coast of Mexico. The claims encompass the town of Yago, which is located by paved road approximately seven kilometers from Highway 15, which is the major thoroughfare from the United States to Mexico. Yago is located roughly 50 kilometers north of Tepic, the capital of Nayarit on Highway 15. La Sarda is enclosed within the claims of the Yago Prospect.

History and Recent Work

In April 1997, the Company completed the assembly, from several owners, of claims covering a large epithermal gold target near Yago, Nayarit, Mexico (yet without proven reserves). The land under option consists of the Guadalupe, Sagitario and Yago claims which total approximately 4,700 acres. The Tepic claim was acquired directly by staking. At this time the Company negotiated a total price for outright purchase (100%) of optioned claims for US$1,690,000 plus Value Added Tax with a 2% royalty to only one owner on any production from his 237 acre property. This royalty may be purchased by the Company. In 1998 the Company granted Santoy Resources Ltd. ("Santoy"), #900–475 Howe Street, Vancouver, B.C. V6C 2B3, tel: (604) 669-4799 an option to earn 51% of its interests and rights to these properties. Terms provided for Santoy earning a 51% interest in the property by funding the next CDN$2.0 million in exploration expenditures and making underlying property payments which could total US$1.835 million (amended) over the next seven years. In August 1999 the Company received notice from Santoy that it was giving up its option on the property, following drilling 7 widely spaced RC drillholes over the Yago claims.

During November and December 1999 a program of mapping, sampling and road building was carried out on the project. Work was focused on the Guadalupe-Tejona-Korina vein system in the southern portion of the project. Samples of ore from recent development and production blasts were also taken from the La Sarda area active operations, roughly seven kilometres north, which were recently optioned by the Company. Geologic work and road building in the Southern Guadalupe-Tejona-Korina area was designed to provide access and investigate areas for future diamond drilling. During the course of this work several new veins and previously unknown historic workings were discovered. In the La Korina area, the lowest elevation workings, several shafts and adits were discovered in heavy undergrowth. One sample taken from a newly discovered dump in the Korina area returned values of 14.1 grams/tonne gold and 51.4 grams/tonne silver. Two past samples taken from dump material in this area returned values of 7.1 and 9.5 grams/tonne gold and 505 and 793 grams/tonne silver respectively. The work completed has enabled the Company to select several sites for drilling in this area. Several banded quartz-adularia veins were discovered in the new road cuts within areas of high gold in soil geochemistry. In one area banded veining was discovered in an area of very high gold soil geochemistry along the La Guadalupe vein trend over 500 metres from known historic workings. A sample of banded veining from this area returned values of 5.5 grams/tonne gold and 110 grams/tonne silver. These areas and the Korina area were not tested by past drilling and are relatively lower in elevation than the depth tested by past drilling.

In November 1999, the Company entered into a letter agreement to acquire a 100% interest in 8 mining concessions adjoining the Yago property (yet without proven reserves), from Alfredo Parra Dávila and Compañía Minera Nueva Vizcaya, S.A. de C.V. for option payments totaling US$2,000,000 plus Value Added Tax over four years, as well as improvements, a 300 tpd mill and equipment located within the mining concessions. If the mill was not included when the option is exercised in full, the purchase price would be reduced by US$200,000. The property had been in continuous production for about 5 years and mining during the option period was for the benefit of the current owner but restricted to 150 tpd maximum and to material above the lowest level of workings on the La Sarda vein which is roughly 100 metres below the surface. To the best of the Company's knowledge, the property has never been drilled. The property is enclosed within claims of the Company's Yago project and about seven kilometres north of the vein zone where the Company has been exploring.

The thrust of the Company's exploration effort is not to maintain the existing operation, but to find new, larger zones of high grade material at greater depths on both the La Sarda and Yago vein zones. Mining operations ceased about February 2000 and in April 2000, the La Sarda prospect was purchased outright for US$110,000 of which the Company paid US$40,000 plus value-added tax.

In July 2000, Fairfield began a diamond drilling program on the project with roughly 3000 metres of drilling planned to target the two main zones of veining on the property, the Tejona-Guadalupe area and the La Sarda Mine area. In the La Sarda Mine area drill holes were designed to target the down dip extension of a vein from which high grade gold and silver has been recently exploited in shallow mine workings. Progress was very poor. Drilling commenced with two holes on the Guadalupe vein that would be the most difficult to access if the rainy season were to start early. Hole one did not reach its objective and the core barrel was lost in the hole. After much difficulty, hole two was completed to the planned depth. However, the drill rods became stuck when pulling out of the hole, and they are still stuck. Fairfield brought a drilling expert to the project to identify the problems, which he determined not to be related to ground or any local conditions. The program was suspended for the duration of the rainy season. The company is encouraged that, although the first hole did not reach its targeted vein, another significant vein was intersected. The projected vein in hole two was also intersected. No significant assays were returned from these holes.

In December 2000 the option on the seven claims of the Yago option was dropped to reduce property payments. These are the Yago 1 to Yago 7 claims.

Geology and Mineralization

The assembled claims cover a large alteration zone centered on a northwest trending extensional structure with numerous separate gold-bearing quartz veins. It is believed that this is the first time in many years that all these claims have been assembled into a single property. The separate owners each controlled a part of the main area of interest which is a large stockwork zone of chalcedonic banded quartz veins where small scale mining was carried out. Wider veins within the stockwork zone were mined by underground open stopes accessed by adits and by glory holes mined out to surface.

Opaline silicification and kaolinite-alunite acid-sulfate alteration are prevalent and represent the paleo-water table at the time of hydrothermal activity. Below this level in one area of the property, widespread quartz-adularia veining and stockwork quartz veining is exposed. Within this area, numerous old workings have been found. Several areas of intense banded quartz-adularia veining, stockwork veining and hydrothermal brecciation and silicification have been defined. The initial geologic data indicates that the veining represents high elevations within a shallowly eroded low-sulfidation epithermal system, of which the paleo-water table is preserved over much of the property. The Company believes the property holds potential for both bulk tonnage and bonanza veins.

In December 1999 some mapping was carried out on the La Sarda Prospect. Because the mine and mill operate without established reserves, production and grade are somewhat erratic. The La Sarda vein has provided most of the production over the last four or five years. This vein was found by mapping to be situated just underneath the opaline silica horizon, further indication that only the top portion of this extensive system is exposed.

The thrust of exploration is not to maintain the existing operation, but to find new, larger zones of high grade material at greater depths on both the La Sarda and Yago vein zones.

Four major sub parallel vein systems have been recognized on the La Sarda area, and three have been actively worked. High grade ore was reported in the active faces of the La Cucaracha vein workings. A sample taken in October 1999 from muck from an ore face returned values of 20.2 grams/tonne Au and 151 grams/tonne silver.

Infrastructure

A main railway line crosses the prospect and there are electric powerlines to the town of Yago. The prospect is approximately seven kilometeres from Highway 15 and is traversed by numerous gravel roads.

Planned Work Program – Fiscal 2002, Ending January 31, 2002

The company considers the Yago prospect to be a considerable asset with good potential for a high-grade gold vein deposit. The next step in the exploration process is an aggressive program of diamond drilling designed to develop a high-grade resource. During Fiscal 2000, the Company expended $128,155 on this property (prior to write-downs and net of costs recovered from Fairfield) which included option payments, mining taxes and geological services. There is no planned exploration/development and budget for Fiscal 2001 with all work being done by Fairfield who is earning its interest in the property. Assessment work is to be filed yearly and mining duties paid semi-yearly to maintain the properties in good standing.

ATW Property, Canada

This diamond exploration property (yet without proven reserves) was staked by a syndicate in which the Company participated for 40%. It is adjoined to the north and east by significant diamond-mineralization property.

The ATW Property was dealt to Kennecott Canada Exploration Inc. on terms whereby the Company retained a 14% net interest carried into production on the first diamond mine.

In January 1998, KCEI informed the Company that the main exploration target on the property is the source of a prominent indicator mineral till anomaly. This anomaly contains indicator minerals (garnets and chromites) with chemistry from within the diamond inclusion field suggesting the source will be diamondiferous. This indicator mineral anomaly terminates in sandy esker material at the western edge of Mackay Lake. Reverse circulation drilling commenced in February 1998 to sample the till just off shore in Mackay Lake. A line of approximately twenty holes was drilled perpendicular to the paleo-ice direction. The work extended the indicator mineral train but no source area has yet been found. Previous work on the property has defined one kimberlite, TR107, that was not diamondiferous. This kimberlite had poor indicator mineral chemistry in contrast to the chemistry of the till anomaly.

In March 1999, five claims were staked at a cost of $32,695 along the trend of a mineral indicator train and these were assigned to KCEI to be part of the joint venture with costs reimbursed by

KCEI.

In March 2001, ATW signed a letter of intent with KCI whereby their interest in the project will revert to ATW. Aber Diamond Corporation and SouthernEra Ltd. together have a 25% interest in the project obtained under terms of their original agreements with KCI.

The property has been reduced in size over the years, and ATW plans to focus on a diamond indicator mineral train on Mackay Lake. On the lake, the last two lines of sonic and reverse circulation holes drilled to sample till under the lake are about five kilometres apart. The most westerly line has four holes 100 metres apart that had elevated counts pyrope garnets (>5) in the basal till, one of these had a very high count of olivines (>50) with elevated values in three holes. Five kilometres east (and up ice direction), the next line of holes was essentially blank, indicating that a potential source for the diamond indicator minerals should be looked for between these two lines of holes. Analyses were done at Kennecotts Thunder Bay laboratory which is an ISOGuide 25 facility. A barren kimberlite, TR107 was found by KCI a few kilometres south of this indicator mineral train, this could not have been the source for this train but the fact that a kimberlite was found on the property is encouraging.

The company's 1992 airborne survey did not cover this area, so a contract was recently given in March 2001 to Fugro Airborne Surveys to carry out a survey of the area between these two lines of holes, and also over a small area in a bay of Mackay Lake further down ice on the mineral train where a small magnetic low was outlined on an old (1960s) government magnetic survey of the area. This work outlined several targets with pipe like characteristics and a long dike like structure that is not magnetic indicating it is not caused by a diabase dike.

Permits to conduct both sonic drill sampling of the basal till and diamond drilling of any targets found were obtained. However further airborne surveys and ground surveys are now being contemplated. This is because of the success of the March survey in identifying favorable targets with some targets on the edge of the surveyed area.

During Fiscal 2000, the Company incurred no expenditures on this property. The Fiscal 2001 exploration/development and budget includes extended airborne geophysical survey, drilling and ground geophysics for a total of $75,000.

Prospector Mountain, Canada

The Company staked this 239 claim wholly-owned gold/silver exploration prospect (yet without proven reserves) to cover an area of anomalous geochemical values in stream sediments found by government surveys. A previous owner found narrow zones of bonanza grade gold and silver along ridge lines. The area has also been investigated for porphyry copper-gold mineralization. A study and reinterpretation of old geochemical surveys indicates a number of gold silver and base metal anomalies were never tested. Limited drilling had identified anomalous gold values. High values in stream silts were also found for copper molybdemun, lead, zinc, arsenic and antimony.

In July 1997, the Company entered into an agreement with Troymin Resources Ltd. whereby that company could earn a twenty-five per cent interest in the property by spending $CAN250,000.00, paying Almaden $CAN25,000.00 and 200,000 shares of Troymin stock. Troymin could have earned a further 25% interest by paying an additional $CAN50,000.00 to Almaden, and by spending a further $CAN750,000.00 on the property.

The 1997 exploration program consisted of geological and geophysical work. This work outlined a significant chargeability anomaly.

The 1998 exploration program conducted by Troymin consisted of prospecting, mapping, soil sampling and geophysics for a total cost of $100,257.

Troymin's Fiscal 1999 exploration budget for the property totals $96,000 and is to include more soil sampling, mapping and a 400 meter drill program.

Troymin drilled two short holes that intersected pyrite bearing intrusive rock. These intercepts were interpreted as being in the peripheral shell of a potential porphyry style zone. Troymin has now earned a 25% interest in the property and relinquished its right to earn more interest.

During Fiscal 2000, the Company incurred no expenditures on this property. Further work will await better market conditions.

The claims are in good standing until January 8, 2004.

Veta, U.S.A.

This gold/silver property (yet without proven reserves) was staking in late 1999 jointly with Fairfield Minerals Ltd. at a cost of $5108 to the Company. The claims lie in the Mineral County Nevada and cover vein type mineralization within a broad alteration zone. Values of up to two grams/tonne gold were obtained in grab samples of vein material. The property has never been drilled and so a small sampling program was carried out in Fiscal 2000. This work better outlined the vein structure.

During Fiscal 2000, the Company expended $4,552 on this property which included maintenance/recording fees and field work. The Fiscal 2000 exploration/development and budget includes sampling for a total of $5,000. Assessment in the amount of US$100 per claim per year must be filed or paid to keep the claims in good standing.

Erika Property, Mexico

This 100%-owned gold exploration property (yet without proven reserves) was acquired by the Company through staking (i.e. a concrete post is put in the ground stating the Company, the date, the name of the claim and the name of the person erecting the post. This information is filed with the government and a recording fee paid. In time, the claim posts exact location is measured by a legal surveyor).

The 7,500 hectare property is 11 kilometers by paved road from the main Mexico City to Acapulco highway and about 30 miles from Iguala, Guerrero. It lies on the same structural trend as Bermejal (reported 2mm oz gold), Nukay (reported 3.2 mm oz gold) and the Taxco silver lead zinc deposit which has been in production for over 200 years. The property covers a large epithermal alteration zone where erosion has not exposed the level where gold mineralization might be expected.

Both mercury and kaolin have been mined on the property. Work has included geochemistry and geologic studies including interpretation of satellite imagery. The property is related to a north-south trending structure that includes adjacent gold and silver production.

In April 1997 the Company received environmental permits and a diamond drill program of 8 holes totaling 2,078 metres was complete by the beginning of June. The program was designed to test several geological, geochemical, and geophysical (IP and resistivity) targets scattered around an area 4 by 3 kilometers within the property.

All anomalies were explained. Visually, holes 4, 5 and 8 appeared the most interesting. Hole 4 intercepted a broad breccia zone, from 217.0 to 319.6 metres. This contains fragments of vein material, silicified sediments and volcanics, with late stage silicification and pyrite in a clay altered matrix. Some fragments are partially replaced by pyrite. The hole was lost at 330 metres.

Hole 5 started in a pyritized crystal tuff which is cut by a number of narrow quartz veins between 90 and 170 metres. At 239 metres the hole entered limey mudstones that have been clay altered and silicified.

Hole 8 started in a lithic to crystal tuff and from 96 metres to 140.3 metres the tuff is clay altered and silicified. This material is cut between 112 metres and 125 metres by sometimes intense silicification and quartz veining with pyrite. After 140.3 metres, the hole enters silicified limestone with clay alteration along fractures. The hole ended at 278 metres.

Several holes contain anomalous values in gold and/or very anomalous values in path finder elements. The best gold intersection was 5 metres of 0.5 grams gold/tonne. Several other targets on the property have not been tested and further work will be considered later.

In early 2000, it was decided to reduce the property and maintain only the Erika Dos claim.

During Fiscal 2000, the Company expended $9,411 on the property which consisted of mining taxes. The deferred costs of this property were written-down to $1. There is no exploration/development program and budget for Fiscal 2001 other than maintenance of the claim.

Assessment work is to be filed yearly and mining duties paid semi-yearly to maintain the property in good standing.

Munro Lake Property, Canada

This exploration property (yet without proven reserves), near Summerland, British Columbia, was staked by the Company over a very strong silver anomaly found by government geochemical surveys. The area is anomalous in gold, copper, zinc, and molybdenum. The area is generally covered by overburden and this has hampered previous exploration efforts. The Company has conducted overburden drilling programs that outlined anomalous geochemical values in the heavy mineral fraction of basal till. Further, IP survey have identified a large anomalous area which suggests a large porphyry type target as well as vein type potential peripheral to the porphyry target.

Lausanne Minerals Inc. had the right to earn a 50% interest in the property by spending $500,000 on development with the Company remaining as operator, in addition to payment of an additional $10,000 and the issuance of 60,000 common shares. As of 4/23/97 Lausanne had advanced the Company a total of $370,000 for exploration and no longer has a right to earn an interest in the property.

During July and August 1996, a diamond drill program consisting of 1,780 meters in seven drill holes was carried out on the property. The holes were designed to test a large IP chargeability anomaly first discovered in the autumn of 1994 and several other smaller IP anomalies. All seven holes intersected porphyry style K-silicate alteration and copper-molybdenum-silver mineralization. Potassic alteration, and significant copper, molybdenum and silver values are all spatially related to the high chargeability anomaly which is elongated in an east-west direction. The holes located the farthest west, M-96-1 and M-96-3, intersected the most interesting mineralization. M-96-1 intersected 39.1 meters averaging 10.52 g/t Ag, 0.155% Cu and 0.008% Mo. Hole M-96-3, located 244 meters west of M-96-1, intersected 231.9 meters from the bottom of the casing to the end of the hole, averaging 5.54 g/t Ag., 0.047% Cu and 0.020% Mo. Drill hole M-96-5, located 854 meters east of M-96-1, intersected a 24 meter section averaging 9.69 g/t Ag, 0.238% Cu, 0.004% Mo and 0.65% Zn including 12 meters that averaged 19.45 g/t Ag, 0.46% Cu, 0.007% Mo and 1.54% Zn. Other holes did not contain significant values over important widths. Gold values were erratic and up to 300 ppm over 1 meter intervals.

Subsequent IP surveys traced the main anomaly a further 3.5 kilometers to the west. The highest chargeability readings occur 1 to 2.5 kilometers to the west of M-96-3, the furthest west hole. The anomaly widens at this point and is accompanied by a resistivity low. This area is considered the most promising on the property to discover economic porphyry copper-molybdenum-silver-gold mineralization.

Geochemically, copper-molybdenum-silver and gold are related spatially to the chargeability high and the total thickness of their elevated distribution increases to the west. Lead and zinc are highest away from the chargeability anomaly. Gold-silver bismuth anomalies are believed to be associated with quartz veins peripheral to the chargeability high. Once such vein, discovered by the Company in past work, assayed 0.13 opt Au and 23.8 opt Ag across narrow widths. This type of geochemical zonation is similar to that found in many porphyry copper-molybdenum deposits worldwide.

The Company staked further claims in 1996, previously known as the Sue claims at a cost of $13,444. A 2,000 meter diamond drill program was designed to test two large IP anomalies discovered late in 1996 on these claims which lie to the west and north of the Munro Lake anomaly tested by drilling in the summer of 1996. The largest IP anomaly is roughly 3,500 by 1,000 metres in size.

A series of five diamond drill holes were completed in September 1997, spread out over 1.5 kilometres along the western half of a large east-west chargeability high. The most easterly of these holes returned anomalous values in copper, silver and molybdenum, and the most westerly holes failed to intersect significant copper-molybdenum mineralization but encountered intense quartz-pyrite veining and clay alteration. These results indicate that the focus of mineralization may exist in the eastern part of the anomaly where the initial phase of diamond drilling was conducted in 1996 and returned three holes with highly anomalous copper silver and molybenum values over significant widths. Further work will be planned to concentrate on this area.

In September 1998, the Company entered into an agreement with AgArmeno Mines and Minerals whereby that company could earn a 51% interest in the property. In January 1999 the Company gave AgArmeno notice of default of work requirements and the option agreement with that company terminated.

The Company incurred no expenditures on this property during Fiscal 2000 and the deferred costs were written-down to $1. There is no exploration/development program and budget planned for Fiscal 2001.

Reports regarding assessment work have been filed which will maintain the key claims in good standing until 2007.

El Encuentro Property, Mexico

The Company has a right to earn a 100% interest in this gold property (yet without proven reserves) subject to a NSR. Exploration on the property was conducted by Eldorado Gold Corporation. Their work was mainly focused on a large low-grade gold zone in breccia. As part of an agreement with Eldorado in April 1998, this property was returned to the Company.

The original owner of the property has sued the Company's wholly owned subsidiary, Almaden de Mexico, S.A. de C.V., to have the property returned on grounds that he is not receiving a royalty. He was paid US$100,000 by Eldorado which was payment in full for the property and retains a net smelter return royalty. The agreement with the original owner does not provide for a royalty if there is no mine in operation. The Company considers the lawsuit trivial and is vigorously defending this action. Assessment work is to be filed yearly and mining duties paid semi-yearly to maintain the property in good standing.

As provided for under Mexican law, the Company applied for relief from assessment requirements until the lawsuit is settled.

La Trinidad Mine, Mexico

This gold deposit was identified and acquired by the Company in 1992 and an option agreement signed with Eldorado shortly thereafter on terms whereby Eldorado could earn a 51% interest upon completing a feasibility study with the Company retaining a 49% interest. Eldorado was responsible for arranging production financing for its proven reserves. Eldorado completed a feasibility study and, using a 0.010 oz of gold/short ton cut-off, the proven and probable mineable open pit reserve was 2,713,000 short tons grading 0.059 opt gold for a total of 143,840 contained ounces of gold. The dilution loss was estimated at 10%. The leaching recovery was estimated at 70% so that about 90,000 ounces were expected to be recovered. 152 reverse circulation drill holes totaling 27,015 feet were completed in the Taunas area on 100-foot sections with a hole spacing of 50-100 feet. Average depth of holes was 177 feet. This drilling defined a mineralized zone approximately 2,200 feet long with widths of 100-400 feet and from 13-130 feet in thickness. The gold was recoverable by the heap leach process. All of these terms were completed, including a gold loan facility from N.M. Rothchild & Sons. The Company, through its Mexican subsidiary, committed its interest in the property as part collateral for this loan. Construction of a heap leach mine commenced in February 1996. Production started in late 1996 and first year production was expected to approach 30,000 ounces of gold. To maintain their interest, the parties must repay the gold loan and pay a 5% royalty (up to US$500,000) to the original property owner.

In April 1998 the Company disposed of its 49% working interest in La Trinidad Mine to Eldorado for 100,000 shares of Eldorado, cash proceeds of US$141,340 and an ongoing sliding scale NSR royalty (1.5% if the price of gold is less than US$400 per ounce, 2% if it is between US$400 and US$500 per ounce and 2.5% if the price of gold is greater than US$500 per ounce). The Company is also to receive US$2 for 49% of each additional resource ounce. Eldorado retains first right of refusal if the Company wishes to sell its royalty. Eldorado transferred back to the Company the El Encuentro property. This transaction finalized the Company's 1997 negotiations and extinguished any guarantees to Rothchild Bank pursuant to a gold loan on the mine.

Mining commenced in October 1996 and ceased in September 1998 with a total of 51,692 ounces being produced. Mine closure and site reclamation, the responsibility of Eldorado, were underway in late 1998.

During Fiscal 2000, the Company received royalty income of $20,979 from Eldorado.

Manitoba Limestone, Canada

The Company acquired, by government leases, rights to this deposit of high-purity limestone in central Manitoba. This exploration deposit (yet without a proven resource, only probable resources have been identified) is well located for markets in North America. Preliminary drilling indicated mineralization sufficient to encourage the Company to seek markets for this material. The Company has no established timetable for development of the property. During 1998 all but one of the leases were dropped. A yearly lease payment of approximately $1,250 is required to keep the property in good standing.

During Fiscal 2000, the Company expended $1,453 on this property which consisted of lease payments. No exploration/development program and budget is planned for Fiscal 2001 other than maintaining the lease.

4.5.2 Significant mineral properties

N/A

4.5.3. Oil and gas properties and assets

N/A

5.0 Trading information

5.1 Transfer and registration

5.1.1 Name of transfer agent(s) and registrar(s)

Name of transfer agent(s) and registrar(s) and cities where (i) transfers may be effected and (ii) registration facilities are maintained. One of the cities in each of (i) and (ii) must be Toronto.

Pacific Corporate Trust Company. (Transfer Agent)

Vancouver Office Suite 830 – 625 Howe Street Vancouver, British Columbia V6C 3B8	Toronto Office 66 Wellington Street West. T.D. Tower, Suite 5210 Toronto, Ontario M5K 1J3

5.1.2 Disclose any transfer fees other than taxes

N/A

5.2 Denial of application from other markets

N/A

5.3 Trading history

N/A

6.0 Legal considerations

N/A

7.0 Material contracts

N/A

8.0 Other material facts

N/A

9.0 Sponsorship

Provide the firm name and address of the sponsor. The sponsor must review the listing application including all supporting documentation.

10.0 Certificate of Applicant

After having received approval from its Board of Directors,

Almaden Minerals Ltd.

applies to list the securities designated in this application on the Toronto Stock Exchange.

The two officers signing below certify that all of the information in this application and the supporting documentation is accurate as of the date this application is signed.

Date

February 06, 2002.

Signature of authorized signing officer	Print Name
[signature]	Duane Poliquin

Position with Applicant

Director/President

Signature of authorized signing officer	Print Name
[signature]	James McInnes

Position with Applicant

Director/Secretary

ALMADEN MINERALS LTD.

1103 -750 W. Pender St. Vancouver, B.C., Canada Tel: 604-689-7644 Fax: 604-689-7645

NEWS RELEASE February 7, 2002

The Company announces that the shares of its predecessor companies, Almaden Resources Corporation and Fairfield Minerals Ltd., will be de-listed from the Canadian Venture Exchange effective the close of trading on Friday February 8, 2002 and that the shares of the Company will be posted for trading on the Toronto Stock Exchange effective the opening of trading on Monday February 11, 2002.

For additional information, please contact Duane Poliquin, President (604) 689-7644.

ON BEHALF OF THE BOARD OF DIRECTORS

"Duane Poliquin"

Duane Poliquin, President

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

ALMADEN MINERALS LTD.

1103-750 W. Pender St. Vancouver, B.C. Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE February 11, 2002

Trading Symbol: AMM -TSE

The amalgamation of Fairfield Minerals Ltd. and Almaden Resources Corp. has been completed to form Almaden Minerals Ltd. (AMM on the TSE).

The business model of Almaden Minerals Ltd. (Almaden) will continue with the core values of the predecessor companies, Almaden Resources Corp. and Fairfield Minerals Ltd., of using geologic expertise, cutting-edge technology, and the company's grassroots exploration talent to acquire early–stage mineral properties with world class ore-body potential. The corporate strategy of Almaden is to develop these mineral properties using our technical capability in order to increase their value and demonstrate the possibility of discovering an economic ore deposit. This work is directed towards forming a joint venture of the exploration of the mineral property with another company. This exposes Almaden to the wealth creation of discovery, significantly minimizing the risk through a carried interest in the project, and if possible an equity interest in the joint venture partner. *The management has a proven track record of success in implementing this business model by generating new high potential projects and forming joint ventures to advance them.*

At present the company is at a very successful stage in this business model with five projects joint ventured and being developed by other companies. In addition the new company will have a 30% interest in a world-class diamond project to be drilled in March, 2002 and a 100% interest in both a high-grade gold resource in Canada (the Siwash gold deposit) and a gold-silver vein system in Mexico (the Yago project). The Siwash gold deposit has produced 51,753 oz Au from 18,414 tons, and a significant resource remains. Almaden Minerals Ltd. will continue to focus on identifying and acquiring projects with potential for world-class ore deposits, demonstrating that potential with the company's technical expertise and finding joint venture partners to carry the exploration risk and expose the company to the wealth of discovery.

The following are the company's key projects and the plans for work in the immediate future.

- **Lac de Gras Diamond Project, Canada**
  Almaden has a 30% interest in this project. Airborne geophysical anomalies associated with indicator mineral train are to be drilled in March, 2002. Located between the Diavik and Snap Lake deposits, NWT, Canada.
- **Caballo Blanco Cu-Au Porphyry Project, Mexico**
  Optioned to Noranda Inc. which can earn 75% interest by making $US2M in payments and funding project to positive feasibility. A 3000 metre drill program is planned by Noranda for March, 2002.
- **Yago Au-Ag Vein Project, Mexico**
  A 100% owned high-grade vein system with past production of greater than 100,000 oz gold. Drill targets are defined underneath known shallow mineralisation. No previous drilling has been carried out. The company is exploring joint venture opportunities for the Yago project.
- **Siwash gold Vein Deposit, Canada**
  100% held gold project. 51,753 oz Au were mined from 18,414 tons (avg. grade of 2.8 oz/ton). A significant resource remains and a new economic study is underway. Development drilling is planned for 2002.
- **San Carlos Cu-Au Porphyry-Skarn Project, Mexico**
  Optioned to Aurcana Corporation (CDNX) who must spend $US4M and give Almaden 300,000 shares to earn 60% interest. Historic mining was carried out on high-grade Cu-Au skarns associated with a large unexplored Cu-Au porphyry system. Aurcana has completed a large geochemical and geophysical program in December 2001. Almaden has to date received 200,000 shares of Aurcana.
- **Tropico Cu-Pt-Pd-Au Project, Mexico**
  Optioned to Santoy Resources Ltd. (CDNX) and Sumitomo Metal Mining Corporation of Japan. The property covers a large ultramafic intrusive complex with significant Cu-Pt-Pd values in trenches. Almaden is carried into production for a 12% interest and has received 275,000 shares of Santoy. Sumitomo is committed to spend $US600,000 by March, 2002 and has completed a diamond drill program from which results are pending.
- **Ram Au Project, Canada**
  Au project, Yukon. Optioned to Ross River Gold (private).
- **La Gitana Au-Ag Vein Project, Mexico**
  High-grade vein system optioned to Copper Ridge Explorations Inc. (CDNX)
- **Galeana Au-Ag Vein Project, Mexico**
  Au-Ag high-grade vein system Mexico. Greater than 100,000 oz Au produced from shallow workings. No previous drilling. The company is exploring joint venture opportunities on the Galeana project.

For further information please contact:

Morgan J. Poliquin, M. Sc., P. Eng., Director, Almaden Minerals Ltd.

Email: rockman@almadenminerals.com

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan Poliquin"

____

Morgan Poliquin, Director

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE February 12, 2002
Trading Symbol: AMM –TSE
www.almadenminerals.com

El Pulpo Copper-Gold-Molybdenum Porphyry Staked in Mexico

Almaden Minerals Ltd. (Almaden) has acquired by staking a porphyry copper prospect roughly sixty kilometres from Mazatlan, Mexico. The prospect, locally known as El Pulpo, was discovered by a major company in the early 1970's at the time of it's withdrawal from Mexico. A soil and rock geochemical sampling program was carried out at that time and produced a significant copper anomaly associated with a K-silicate altered and stockwork veined intrusive body. A prominent consultant visited the property at that time and wrote a report, now in Almaden's possession, recommending work including exploration tunnelling. Almaden believes that due to political circumstances no other work has ever been performed on the property. The property was staked as soon as previous claims, unrelated to the El Pulpo prospect lapsed.

The El Pulpo property constitutes the fourth bulk-tonnage copper-precious metal project acquired by Almaden in Mexico. The other projects are as follows:

Tropico:

The Tropico Project is a copper-platinum-palladium-gold prospect located north of Mazatlan, Mexico. This property has been optioned to Sumitomo Metal Mining Co. Ltd. of Japan and Santoy Resources Ltd. These joint venture partners have informed Almaden that a combined trenching/diamond drilling project has been completed on the property.

Caballo Blanco:

The Caballo Blanco project is a copper-gold porphyry prospect and is optioned to Noranda Inc. Noranda has informed Almaden that it will carry out a drill program on the project in the first quarter of 2002.

San Carlos:

The San Carlos project is a copper-gold-molybdenum porphyry and copper-gold skarn prospect optioned to Aurcana Corp. Aurcana has recently completed a large geochemical and geophysical program over an area of historic copper-gold mine workings and outcropping copper-gold mineralisation.

A work program consisting of geologic mapping and rock and soil geochemical sampling is planned for the El Pulpo prospect in 2002.

For additional information, please contact Morgan J. Poliquin, Director at ph. (604) 689-7644 or email rockman@almadenminerals.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan J. Poliquin"

Morgan J. Poliquin, M.Sc., P. Eng., Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE February 13, 2002
Trading Symbol: AMM-TSE
www.almadenminerals.com

Joint Venture Partners Sumitomo Metal Mining Co. Ltd. and Santoy Resources Ltd. Complete First Phase of Exploration on the Tropico Project, Mexico

Joint venture partners Sumitomo Metal Mining Co. Ltd. (Sumitomo) and Santoy Resources Ltd. (Santoy) have informed the company that a first phase of exploration has been completed on the Tropico project, Mexico. This first phase program totaling $US 600,000 has been financed by Sumitomo under terms of an ongoing joint venture with both Almaden and Santoy, whereby Almaden is carried into production for a 12% interest. Santoy had previously spent $US 1 million dollars on the property and issued Almaden 275,000 shares of Santoy stock to earn a 60% interest in the property.

Almaden was informed that the work consisted of fifteen diamond drill holes totaling 2,844 meters targeting three of the seven identified soil geochemical anomalies. In addition to the drill program 17 trenches, totaling 2,473 meters were completed. As part of the program, the soil geochemical coverage of the property was expanded to cover the most easterly portion of the mafic-ultramafic complex. Almaden was informed that two separate coincident copper-platinum-palladium-gold soil geochemical anomalies have resulted from this work. Almaden has also been informed that the analyses of the drilling and trenching are expected by mid-February, and following compilation and review, are expected to be released by late February.

For additional information please contact Morgan J. Poliquin, Director; ph. (604) 689-7644 email rockman@almadenminerals.com.

ON BEHALF OF THE BOARD OF DIRECTORS
"Morgan J. Poliquin"

Morgan J. Poliquin, M.Sc., P.Eng.
Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

Almaden Minerals Ltd.
1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE February 20, 2002
Trading Symbol: AMM -TSE
www.almadenminerals.com

Details of Almaden Minerals Ltd. Amalgamation

As previously reported Almaden Resources Corporation and Fairfield Minerals Ltd. have amalgamated to form Almaden Minerals Ltd. The predecessor companies have amalgamated under terms whereby one share of the former Almaden Resources Corporation equates to 0.77 shares of Almaden Minerals Ltd. and one share of the former Fairfield Minerals Ltd. is equivalent to one share of Almaden Minerals Ltd.. Almaden Resources Corporation had a 16.6% interest in the issued capital of Fairfield Minerals Ltd. and this share holding was cancelled as part of the amalgamation process.

The net effect of the amalgamation is that Almaden Minerals Ltd. has 17.123 million shares issued and roughly C$2 Million in working capital with no debt.

Almaden Minerals Ltd. will continue to focus on identifying and acquiring projects with potential for world-class ore deposits, demonstrating that potential with the company's technical expertise and finding joint venture partners to carry the exploration risk and expose the company to the wealth of discovery.

As reported, Almaden Minerals Ltd. has an exciting portfolio of exploration projects in North America, five of which are joint-ventured to other companies. Results are pending from a drill project has recently been completed on the company's Tropico Project in Mexico by joint venture partners Sumitomo Metal Mining Co. Ltd. and Santoy Resources Ltd. and Almaden has been informed by joint-venture partner Noranda Inc. that drilling will commence on the Caballo Blanco project, Mexico in March. Almaden Minerals Ltd. has a 30% interest in and is operator of the ATW diamond project, North West Territories, Canada where a drilling project to test geophysical anomalies associated with a significant indicator mineral train will commence in March.

For additional information, please contact Morgan J. Poliquin, Director; ph. (604) 689-7644 email rockman@almadenminerals.com.

ON BEHALF OF THE BOARD OF DIRECTORS
"Morgan J. Poliquin"

Morgan J. Poliquin, M.Sc., P.Eng.
Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

Almaden Minerals Ltd.
1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE February 20, 2002
Trading Symbol: AMM -TSE
www.almadenminerals.com

Geochemical and Geophysical Survey Yields Positive Results at the San Carlos Project, Mexico

Almaden Minerals Ltd. (Almaden) has been informed by its joint venture partner, Aurcana Corp. (Aurcana), that it has received positive results from a large geochemical soil sampling and ground geophysical program at the company's San Carlos Cu-Au porphyry-skarn project, Mexico. Aurcana can earn a 60% interest in the San Carlos property by spending $US 4 Million and issuing Almaden a total of 300,000 shares of Aurcana of which 200,000 shares have already been issued.

The 11,189.53 hectare San Carlos project covers three areas of alteration and mineralisation associated with altered and mineralized alkaline intrusives that intrude folded limestone strata; the San Jose area of historic copper-gold mining, the Magnum zone copper-gold geochemical anomaly and the El Jatero gold geochemical anomaly. The program of work was carried out over the San Jose zone and consisted of 1,002 soil samples, ground magnetics and one line of induced polarisation (IP) geophysics, all carried out on a cut grid. The San Jose area is the site of an historic mining camp active during the late 1800's and early 1900's. Past production in this area was from numerous high-grade copper-gold skarn bodies. Remaining potential for the skarn deposits is illustrated by a 4;000 ton shipment from the Begonia mine sent to the San Luis Potosi smelter in the 1940's which averaged 4.02% copper, 11.24 g/t gold and 22.59 g/t silver. The skarn bodies are spatially associated with altered and veined intrusive rocks, which were identified as having good potential to host a copper-gold-molybdenum porphyry system genetically associated with the skarn bodies. The geologic setting of the San Carlos project bears many similarities to that of the Grasberg and Bingham Canyon porphyry copper-gold-molybdenum deposits where similar intrusive rocks intrude folded limestone strata forming both porphyry and skarn mineralisation.

The most significant result of the soil survey is the identification of an approximately 1.5 km by 2.0 km area of coincident, significantly elevated copper and molybdenum soil geochemistry, spatially associated with an area of altered and veined intrusive rocks. The copper and molybdenum anomaly remains open to the north and is flanked by elevated Zn, Pb and Mn in soil. This zonation is typical of that seen in many significant Cu-Au-Mo porphyry systems world wide. The copper-molybdenum in soil anomaly had a high magnetic response in the ground magnetic geophysical data. The one line of IP geophysics was carried out in the area of the copper-molydenum soil anomaly. This work returned a high chargeability response, believed to reflect high sulphide content, over the entire breadth of the copper-molybdenum soil anomaly.

In addition to the copper-molybdenum soil anomaly, several Au-Cu soil geochemical anomalies were identified. Of these anomalies, most are associated with known skarn bodies with past copper-gold production but several also constitute new discoveries as they are not spatially associated with known mineralisation or past mining.

Aurcana is currently planning a second phase work program on the San Carlos project. Of highest priority will be to complete the soil geochemical coverage to the north and to geologically map and prospect throughout the anomalous areas, including a number of historic adits that were made accessible during the last program. An IP geophysical program will be planned once the results from the soil survey and mapping program are complete.

For additional information, please contact Morgan J. Poliquin, Director; ph. (604) 689-7644 email rockman@almadenminerals.com.

ON BEHALF OF THE BOARD OF DIRECTORS
"Morgan J. Poliquin"

Morgan J. Poliquin, M.Sc., P.Eng.
Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.